UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein are the audited consolidated financial statements of the registrant for the fiscal year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

D MEDICAL INDUSTRIES LTD.
2010 ANNUAL REPORT

D MEDICAL INDUSTRIES LTD.
2010 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of

D MEDICAL INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of D Medical Industries Ltd. (hereafter - the Company) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three  years in the period ended on December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended on December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Haifa, Israel	Kesselman & Kesselman
April 17, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, 1 Nathanson Street, Haifa 33034, Israel, P.O Box 33984, Haifa 31339 Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.co.il

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

NIS in thousands

				Convenience translation into US$ (In thousands) (note 1c)
		December 31
	Note	2009	2010	2010
Assets
CURRENT ASSETS:
Cash and cash equivalents	6a	24,388	35,085	9,885
Short term deposits	6b	208	3,769	1,062
Trade and other receivables:
Trade accounts receivable	7a	103	322	91
Other	7b	1,097	1,904	536
Inventories	8	499	2,494	703
Total current assets		26,295	43,574	12,277

NON-CURRENT ASSETS :
Property and equipment, net	9	2,103	3,815	1,075
Intangible assets, net	10	14,482	13,505	3,805
Long-term receivables	7c,d	285	693	196
Total non-current assets		16,870	18,013	5,076
Total assets		43,165	61,587	17,353

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	12a	1,165	3,726	1,050
Other	12b	2,695	3,161	891
Total current liabilities		3,860	6,887	1,941
NON-CURRENT LIABILITIES:
Warrants	17b	2,606	-	-
Provision for royalties to the Israeli Office of Chief Scientist	15	4,048	5,236	1,475
Liability to non-controlling interest	16	3,085	-	-
Liability for severance pay - net	13	233	76	21
Total non-current liabilities		9,972	5,312	1,496
COMMITMENTSAND CONTINGENT LIABILITIES	14
Total liabilities		13,832	12,199	3,437
EQUITY:	17
Equity attributable to owners of the parent:
Share Capital		1,783	2,549	718
Share premium and other reserves		167,355	227,015	63,966
Warrants and equity portion of convertible debt		3,048	3,048	859
Accumulated losses		(143,442)	(186,168)	(52,456)
		28,744	46,444	13,087
Non-controlling interest		589	2,944	829
Total equity		29,333	49,388	13,916
Totall liabilities and equity		43,165	61,587	17,353

Meny Mor	Efraim Argaman	Amir Loberman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Board of Directors: April 17, 2011.

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

					Convenience translation into US$ (in thousands) (note 1c)
		Year ended December 31
	Note	2008	2009	2010	2010
CONTINUING OPERATIONS:
Sales-net		-	368	1,264	356
Cost of sales	18	-	657	9,085	2,560
Gross loss		-	289	78,821	2,204
Research and development
expenses - net	19	14,658	13,193	14,100	3,973
Selling and marketing expenses	20	-	698	2,962	834
General and administrative
Expenses	21	3,045	5,563	11,365	3,202
Other (income) expenses - net	22	3,193	(714)	(867)	(244)
Operating loss		20,896	19,029	35,381	9,969
Registration costs	5d	-	-	6,049	1,704
Finance income	23a	(1,035)	(243)	(287)	(81)
Fair value losses (gains) on
warrants at fair value through
profit or loss	17b	(7,950)	(244)	2,469	696
Finance costs	23b	1,287	473	2,282	643
Finance (income) costs - net		(7,698)	(14)	4,464	1,258
LOSS AND TOTAL
COMPREHENSIVE LOSS FOR
THE YEAR		13,198	19,015	45,894	12,931
ATTRIBUTABLE TO:
Owners of the parent		10,040	18,435	42,726	12,038
Non-controlling interest		3,158	580	3,168	893
		13,198	19,015	45,894	12,931

		NIS			US $
LOSS PER SHARE
ATTRIBUTABLE
TO THE EQUITY
HOLDERS OF THE
COMPANY THE YEAR: DURING
Basic and diluted*	25	2.41	3.89	6.49	1.83

* See note 2t.

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2010		1,783	167,355	3,048	(143,442)	28,744	589	29,333
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	17c	480	(b)28,613	-	-	29,093	-	29,093
Proceeds from exercise of warrants granted	17d,b	237	20,865	-	-	21,102	-	21,102
Changes in ownership interests in subsidiaries that do not result in a loss of control	5d	-	49	-	-	49	146	195
Acquisition of subsidiary	5d	-	5,113	-	-	5,113	1,354	6,467
Issuance of shares by a subsidiary	17c	-	1,426	-	-	1,426	2,122	3,548
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(1,016)	-	-	(1,016)	1,016	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non- controlling interests	16	49	1,735	-	-	1,784	833	2,617
Exchange of warrants granted to employee of subsidiary	17d	-	259	-	-	259	(259)	-
Expiration of warrants	17b	-	29	-	-	29	-	29
Share based payment related to warrants granted to employees and service providers:	17d
of the parent		-	2,433	-	-	2,433	-	2,433
of subsidiaries		-	154	-	-	154	311	465
Loss and comprehensive loss for the year		-	-	-	(42,726)	(42,726)	(3,168)	(45,894)
BALANCE AT DECEMBER 31, 2010		2,549	227,015	3,048	(186,168)	46,444	2,944	49,388
BALANCE AT JANUARY 1, 2009		1,496	144,739	2,439	(125,007)	23,667	910	24,577
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009:
Proceeds from issuance of shares and warrants	17c	277	(a) 20,534	(a) 1,408	-	22,219	-	22,219
Proceeds from exercise of warrants granted	17d	10	10	-	-	20	-	20
Expiration of warrants	17b	-	799	(799)	-	-	-	-
Share based payment related to warrants granted to employees:	17d
of the parent		-	1,273	-	-	1,273	-	1,273
of a subsidiaries		-	-	-	-	-	259	259
Loss and comprehensive loss for the year		-	-	-	(18,435)	(18,435)	(580)	(19,015)
BALANCE AT DECEMBER 31, 2009		1,783	167,355	3,048	(143,442)	28,744	589	29,333

(a)	Net of issuance costs of NIS 3,205

(b)	Net of issuance costs of NIS 7,262

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
NIS in thousands unless otherwise stated

		Attributable to owners of the parent
				Warrants
	Note	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2008		1,323	128,745	1,346	(114,967)	16,447	798	17,245
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008:
Proceeds from issuance of shares and warrants	17c	48	(b) 2,808	(b) 1,197	-	4,053	-	4,053
Proceeds from exercise of warrants granted	17d	1	76	-	-	77	-	77
Shares and warrants issued due to conversion of convertible debentures	17c	25	1,802	310	-	2,137	-	2,137
Shares issued for conversion of convertible debentures	11	69	7,060	(414)	-	6,715	-	6,715
Share based payment related to warrants granted to employees:	17d	-	1,684	-	-	1,684	246	1,930
Issuance of Company's shares in consideration for Non-controlling interest in a subsidiary	5a	30	2,564	-	-	2,594	(459)	2,135
Purchase of Non-controlling interest	5a, 5f	-	-	-	-	-	3,483	3,483
Loss and comprehensive loss for the year		-	-	-	(10,040)	(10,040)	(3,158)	(13,198)
BALANCE AT DECEMBER 31, 2008		1,496	144,739	2,439	(125,007)	23,667	910	24,577

(b) Net of issuance costs of NIS 78

		Convenience translation into US$ in thousands (note 1c)
BALANCE AT JANUARY 1, 2010		502	47,156	859	(40,418)	8,099	166	8,265
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	17c	135	* 8,062	-	-	8,197	-	8,197
Proceeds from exercise of warrants granted	17d,b	67	5,879	-	-	5,946	-	5,946
Changes in ownership interests in subsidiaries that do not result in a loss of control	5d	-	14	-	-	14	41	55
Acquisition of subsidiary	5d	-	1,441	-	-	1,441	382	1,823
Issuance of shares by a subsidiary	17c	-	401	-	-	401	598	999
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries		-	(286)	-	-	(286)	286	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non-controlling interests	16	14	489	-	-	503	235	738
Exchange of warrants granted to employee of subsidiary	17d		73	-	-	73	(73)	-
Expiration of warrants	17b	-	8	-	-	8	-	8
Share based payment related to warrants granted to employees and service providers:	17d
of the parent		-	685	-	-	685	-	685
of subsidiaries		-	43	-	-	43	87	130
Loss and comprehensive loss for the year		-	-	-	(12,038)	(12,038)	(893)	(12,931)
BALANCE AT DECEMBER 31, 2010		718	63,965	859	(52,456)	13,086	829	13,915

*Net of issuance costs of U.S. $ 2,046

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated

				Convenience translation into US$ (in thousands) (note 1c)
	Year ended December 31
	2008	2009	2010	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see appendix)	(14,635)	(15,917)	(33,322)	(9,389)
Income tax paid	-	-	(82)	(23)
Interest received	978	67	282	79
Interest paid	(307)	(52)	(1)	-
Net cash used in operating activities	(13,964)	(15,902)	(33,123)	(9,333)
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan granted to an employee	-	(200)	207	58
Repayment of (investment in) short term deposits	(2,433)	2,225	(3,561)	(1,003)
Proceeds from sale of property and equipment	-	-	20	7
Purchase of property and equipment	(501)	(1,543)	(2,256)	(636)
Purchase of intangible assets	(656)	(90)	(87)	(25)
Net cash provided by (used in) investing activities	(3,590)	392	(5,677)	(1,599)
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of a subsidiary (see note 5d)	-	-	2,038	574
Proceeds from issuance of shares of a subsidiary (see note 5d)	-	-	3,396	957
Proceeds from investment of the non-controlling interests in a subsidiary	886	-	-	-
Proceeds from issuance of ordinary shares, net of
issuance costs	2,856	20,811	29,093	8,195
Proceeds from issuance of warrants, net of
issuance costs	1,197	1,408	-	-
Proceeds from exercise of warrants granted (see note 17c)	77	20	16,063	4,526
Proceeds from exercise of warrants in subsidiary			195	56
Repayment of restricted deposit due to conversion of convertible debentures	8,853	-	-	-
Net cash provided by financing activities	13,869	22,239	50,785	14,308
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(3,685)	6,729	11,985	3,376
Cash and cash equivalents at beginning of the year	21,645	17,503	24,388	6,872
Exchange gains (loss) on cash and cash equivalents	(457)	156	(1,288)	(363)
CASH AND CASH EQUIVALENTS AT
END OF THE YEAR	17,503	24,388	35,085	9,885

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
CONSOLIDATED CASH FLOWS STATEMENTS (continued)
NIS in thousands unless otherwise stated

Appendix				Convenience translation into US$ (In thousands) (note 1c)
	Year ended December 31
	2008	2009	2010	2010
A.Net cash used in operations:

Loss and comprehensive loss for the year:	(13,198)	(19,015)	(45,894)	(12,931)
Fair value losses (gains) on warrants at fair value through
profit or loss	(7,950)	(244)	2,469	695
Depreciation and amortization	261	392	662	187
Capital loss	-	-	4	1
Interest received	(978)	(67)	(282)	(79)
Interest paid	307	52	1	-
Increase in liabilities to non-controlling interest	-	-	453	128
Exchange (gain) loss on cash and cash equivalents	457	(156)	1,288	363
Depreciation of discount on convertible debentures	524	-	-	-
Liabilities for severance pay - net	23	75	(157)	(44)
Registration cost of a subsidiary (see note 5d)	-	-	4,575	1,289
Warrants granted to employees in subsidiary	-	-	311	87
Stock based compensation related to warrants granted to
employees and service providers	1,930	1,532	2,587	728
	(18,624)	(17,431)	(33,983)	(9,576)

Changes in operating asset and liability items:
Decrease (increase) in trade and other balances:
Trade accounts receivable	-	(103)	(219)	(62)
Other	183	123	(1,246)	(351)
Increase in inventories	-	(499)	(1,995)	(562)
Increase (decrease) in creditor and credit balances:
Trade accounts payable	366	(61)	2,561	722
Other	316	1,092	564	159
Increase in liabilities with respect to royalties to the Israeli
Office of Chief Scientist	3,193	990	1,090	307
Increase in non-current financial assets	(69)	(28)	(94)	(26)
	3,989	1,514	661	187
	(14,635)	(15,917)	(33,322)	(9,389)
B.Non-cash activities

Reduction of Goodwill (see note 3d)			922	260
Exercise of Warrants (see note 17b)			(5,046)	(1,422)
Liability to Non-controlling interest(see note 5a)			2,617	737
Goodwill and knowhow and rights in patents that acquired in
exchange for allocation of shares for the non-controlling
interests in the consolidated company	2,135
Recognition of Goodwill due to investment in subsidiary	2,597

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION:

a.
D Medical Industries Ltd. ("the Company") and its subsidiaries ( Spring Health Solutions Ltd,(Formerly Nilimedix Ltd.) , G Sense Ltd., Spring-Set Health Solutions Ltd.(Formerly Medex-set Ltd.), NextGen BiomedLtd. (Formerly Sela Group Com Ltd.), Sindolor Holdings Ltd., Sindolor Medical Ltd. (together - "the Group") are engaged in the research, development, manufacturing and marketing of medical aids, in particular for diabetic patients.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 3 Hasadna St., Tirat Carmel, Israel.

The Company’s shares are being traded on the NASDAQ Capital Market under the symbol "DMED" as well as on the Tel-Aviv Stock Exchange Ltd ("TASE").

b.
As of December 31, 2010 the Group’s working capital is NIS 36,687 and total equity of NIS 49,388 (of which NIS 46,444 is attributable to owners of the parent). However, during the year ended December 31, 2010, the Group incurred losses in the amount of NIS 45,894, as well as negative cash flow from operating activities in the amount of NIS 33,123.

Management believes the Group will be able to continue its current plan with its existing funds; however, if it is not, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.   Management intends to raise additional funds from external investors during 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products.

c.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2010, and the year then ended have been translated into dollars, at the  rate at the most recent balance sheet date, December 31, 2010 (U.S. $1 = NIS3.549).  The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

d.
On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares.

e.
In August 2010, the Company completed an underwritten public offering of the Company's ordinary shares. Following the completion of the 2010 Offering, the Company listed its shares on the NASDAQ Capital Market, and began applying the reporting leniencies afforded under the Israeli Securities Law to companies whose securities are listed both on the NASDAQ and the TASE.

f.
By December 31, 2010 the Company completed the purchase of 100% of the shares of Spring Health Solutions Ltd.(See note 5a) on a fully diluted basis, by granting shares and options of the Company in exchange (2.5:1) for shares and options of Spring Health Solutions. Due to the said transaction, the non-controlling interests rights for royalty with respect to future revenues of spring Health Solutions were expired (see note 3d).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation:

1)
Through December 31, 2007, the Group’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Israel. Commencing the three months period ended March 31, 2008 the Group has adopted International Financial Reporting Standards ("IFRS"). The adoption of IFRS was performed in accordance with Accounting Standard no. 29 “Adoption of International Financial Reporting Standards (IFRS)”, published by the Israeli Accounting Standards Board (the “Israeli Standards Board”), which determines that entities subject to the Israeli Securities Law and committed to report under its regulations should prepared their financial statements in accordance with IFRS commencing with the periods commencing on January 1, 2008.

2)
The consolidated financial statements of the Group as of December 31, 2010 and 2009, and for each of the three years in the period ended on December 31, 2010, have been prepared in accordance with IFRS and the interpretations to IFRS standards issued by the International Financial Reporting Interpretations Committee (IFRIC) .

The principal accounting policies applied in the preparation of these consolidated financial statement, are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial liabilities at fair value through profit or loss and revaluation of deposits with severance pay funds presented at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The actual results might be significantly different than the assumptions and estimates used by the Company.

3)	The Group's operating cycle is twelve months.

4)	The Group analyses expenses in the statement of comprehensive loss based on the function category to which the expense belongs.

b.	Consolidation:

1)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date that control ceases.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

a)	Accounting for business combinations that took place until December 31, 2009:

The acquisition method of accounting was used to account for the business combinations by the Group. The cost of an acquisition was measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill (see f1 below).

Consideration which was contingent on a future event was included in the cost of an acquisition if it was probable (defined by IFRS 3 – 'Business Combinations' "IFRS 3", as more likely than not) that the future event will occur. A liability was recognized for contingent consideration payable, discounted to the date of the acquisition. If the future event was not probable at the acquisition date, a liability for contingent consideration would be recognized when it becomes probable. The amount of the liability is reassessed at each reporting date, with a corresponding adjustment to goodwill.

b)	Accounting for business combinations that took place commencing January 1, 2010:

Commencing January 1, 2010, the Group applies IFRS 3 (revised) – 'Business Combinations' ("IFRS 3R").

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

c)
Inter-Company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless there are circumstances indicating on an impairment of the asset transferred.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions with non-controlling interests

Until December 31, 2009 the Group applied a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Respectively, disposals to Non-controlling interests resulted in gains and losses for the Group and were recorded in the statement of comprehensive loss. Additionally, purchases from non-controlling interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired by the Group of the carrying value of net assets of the subsidiary. The Group's goodwill as of December 31, 2010 and 2009 in the amount of NIS 8,005 and NIS 8,927, respectively, results from purchases of shares of consolidated company from non-controlling interests that occur before January first 2010.

Commencing January 1, 2010 the Group applied IAS 27 (revised) - ‘Consolidated and separate financial statements’, (effective from 1 July 2009) ("IAS 27") The group treats transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

In addition to the above, IAS 27R determines that the Company's portion in the equity fund due from issuance of warrants of subsidiaries should be classified retrospectively as a non-controlling equity rights. The said retrospective reclassification has been applied in the statements of financial position as of December 31, 2009 and 2008 that were included in the registration statement related to the 2010 public offering discussed in note 1e above.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the management group comprised of part of the Group's management members and certain senior functionaries that makes strategic decisions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Foreign currency translation:

1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the functional currency of all of the companies in the Group and is the presentation currency of the Company.

The following table summarizes the changes in US$/NIS and Euro/NIS exchange rate and the Israeli CPI during the reporting periods:

	US$/NIS	EURO/NIS
	Exchange rate	Exchange rate	(CPI)
	%	%	%
Year ended December 31, 2010	(6.0)	(12.9)	2.6
Year ended December 31, 2009	(0.7)	2.7	3.9
Year ended December 31, 2008	(1.1)	(6.4)	3.8
As of December 31, 2010 $1 = NIS 3.549, €1 = 4.7379

2)	Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss to 'finance costs'/'finance income'.

e.	Property and equipment

All property and equipment (including leasehold improvements) are initially recorded at historical cost. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the period in which they are incurred.

Depreciation and impairments due to fixed assets presented at cost are charged to the statement of comprehensive loss.

Property and equipment is stated at historical cost less accumulated depreciation and impairment losses.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

%
Machinery and equipment	15
Laboratory equipment	15
Furniture and office equipment	6-33
Vehicles	15
Computers and accessories	33

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease, or the estimated useful lives of the improvements.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see g below).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "other (income) expenses - net", in the statement of comprehensive loss.

f.	Intangible assets:

1)	Goodwill

The goodwill presented in the financial statements arises from acquisition of shares of subsidiaries from holder of non-controlling interest, which took place before January 1, 2010. Goodwill in respect of acquisitions of a subsidiary is included in the "intangible assets" item.

Goodwill is tested annually for impairment and carried at cost, less accumulated impairment losses. Impairment losses on goodwill are not reversed in subsequent periods. (see also g below).

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

2)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight line method over their estimated useful lives (three years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

3)	Research and Development

Costs associated with research activities are recognized as an expense as incurred.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Development costs that are directly attributable to the design and testing of new or improved products are recognized as intangible assets if, and only if, all of the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;
-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

4)	Acquisition of knowhow, rights in patents and in process research and development

Knowhow, rights in patents and in process research and development acquired are presented based on the fair value at the date of the acquisition and are not depreciated during the research and development period. Such assets are annually tested for impairment in
accordance with International Accounting Standard ("IAS") 36 -   “Impairment of assets” (“IAS 36”), (see also g below).

Commencing the end of the development process, the Group depreciates the in process research and development over its remaining useful life.

Subsequent expenditures related to an in-process research or development project acquired separately or in a business combination and recognized as an intangible asset, incurred after the acquisition of that project are accounted for in accordance with section (3) above.

g.	Impairment of non-financial assets

Assets that have an indefinite useful life (for example goodwill), are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non - financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

h.	Financial assets

1)	Classification

The Group classifies its financial assets to the loans and receivables category. The classification is in accordance with the purpose for which the financial assets were acquired. The Group’s management determines the classification of its financial assets at initial recognition.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise 'Cash and cash equivalents', ‘Trade and other receivables’, 'Short term deposits', and ‘Long term deposits and loans’ in the statement of financial position (see l below).

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, on which the asset is delivered to the Group or delivered by the Group.

Loans and receivable are initially recognized at fair value plus transaction costs.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Loans and receivables are substantially carried at amortized cost using the effective interest method.

3)	Impairment of financial assets carried at amortized cost.

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated income statement.

i.	Warrants and Share Options

Warrants and Share Options are issued by the Group as share based payments to employees and service providers and as part of capital raisings.

1)	Share Options issued as share based payments

As to the accounting policy related to warrants issued as share based payments - see section r. below.

2)	Warrants issued as part of capital raisings that are classified as equity

Consideration received in respect of warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset, is recognized and classified as equity in the statements of financial position.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Incremental costs directly attributable to the issue of such new warrants are shown in equity as a deduction directly from the proceeds. Changes in the fair value of such warrants are not recognized in the financial statements.

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised. See also note 17.

3)	Warrants issued as part of capital raisings that are classified as a liability

Warrants issued by the Company as part of capital raisings, under which, upon exercise, the Company would issue its own equity instruments (ordinary shares) in exchange for a variable amount of cash or another financial asset, due to the linkage of the exercise price to changes in the Israeli CPI, are recognized and classified as liability in the statements of financial position.

As the said liability is a non - equity derivative financial instrument, it is classified as financial liability at fair value through profit or loss. The said liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted at fair value. The fair value changes are charged to 'Fair value losses (gains) on warrants at fair value through profit or loss' in the statement of comprehensive loss.

The warrants issued by the Company can be exercised at any time by their holder.

The Group has early adopted the amendment to IAS 1, "Presentation of Financial Instruments", issued in April 2009 ("the Amendment"). The Amendment permits a liability to be classified as non-current if can be settled, at the option of the counterparty, by the issue of equity instruments.

Therefore, in former years the liability with respect of the above warrants have been classified as non-current liability. As of December 31, 2010 the warrants were exercised. See also note 17b.

4)	Written put options on shares in subsidiaries held by Non-controlling interest

The Company has issued options to non-controlling interest shareholders in subsidiaries which, when exercised by the non-controlling interest shareholders, require the Company to purchase the non-controlling interest shareholders’ shares in the subsidiaries (hereinafter - the options). The options were issued at the date the Company gained control of the subsidiary.

The Company analyses the terms of the options to determine whether they result in the transfer of the risks and rewards attached to the Non-controlling interests’ shares to the Company.

Since risks and rewards were not transferred, the options are accounted for as derivative financial liabilities. The liability is initially recognized at its fair value and subsequently accounted at fair value. Fair value changes change are charged to 'Fair value losses (gains) on warrants and options at fair value through profit or loss' in the statement of comprehensive loss .

See note 5a for a description of the terms of the principal options.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined as follows: raw materials and supplies, products in process and finished products mainly on a net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses.

k.	Trade receivables

Trade receivables are amounts due from customers for merchandise sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if exists.

l.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, with original maturities of three months or less, and that are not restricted for withdrawal or use.

m.	Share capital

The ordinary shares are classified as share capital. Costs directly related to the issuance of shares are presented as a deduction from the proceeds.

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less, if not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

o.	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets are recognized only when it is probable that such assets will be utilized in the future against taxable income.

The Group has only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, foreseeable future.

p.	Government participation in research and developments expenses

Certain consolidated companies receive grants from the Israeli Office of Chief Scientist ("OCS") as participation in research and development activities. In case that the said companies will have revenues from the projects for which the said grants were received, they will be obligated to pay the OCS royalties on the said revenues up to the full repayment of the grants (see also note 15).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Grants received from the OCS as participation in R&D operations performed by the Group qualify as "forgivable loans" under IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance" ("IAS 20").

In the event that, as of the date of receipt of the grant, there is a reasonable assurance that the grant will not be paid back then grants received are recorded to profit or loss.

As to grants received from the OCS through December 31, 2008, in cases where at the date of receipt of the grant this grant is carried to profit or loss and in subsequent periods, it is probable (more likely than not) for the first time that the project will be successful and that royalties will be paid in respect of the project to the OCS, the Group records a liability to be measured in accordance with the guidelines specified in IAS 37 – "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

Commencing January 1, 2009, the Group applies an amendment to IAS 20, whereby a loan received from the government shall be recorded and measured in accordance with IAS 39 – "Financial Instruments: Recognition and Measurement" ("IAS 39").

As to grants received from the OCS commencing January 1, 2009, in cases where at the date of receipt of the grant this grant is carried to profit or loss and in subsequent periods, it is probable (more likely than not) for the first time  that the grant will be repaid, the Group records a financial liability to be measured in accordance with the guidelines specified in IAS 39 with regard to financial liabilities measured and presented at amortized cost.

If at the time the right to receive the grant is established Company's management concludes that there is no reasonable assurance that the grant received will not be repaid, the Group records a financial liability to be measured at its fair value at the date it was recorded for the first time and in subsequent periods this liability will be measured at amortized cost in accordance with the guidelines specified in IAS 39; the difference between the grant received and the fair value of the liability is accounted for as a government grant, which is carried to profit or loss .

q.	Employee benefits:

1)	Pension obligations

Group companies operate various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans are considered defined contribution plans. The defined contribution pension plan is a pension plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employees the pension benefits relating to employee service in the current and prior periods.

The contributions are accounted for as expenses related to employee benefits when due.

2)	Severance pay obligations

Under Israeli law and labor agreements, employees dismissed by the employer and employees reaching retirement age and employees resigning from their employment under certain other circumstances (that are not under the control or discretion of the employer), are entitled to receive severance pay based on the length of service and their latest monthly salary (usually - one month’s salary for each year of employment).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

a)	Severance pay obligations that are considered defined contribution plan

With respect of the said severance pay obligation, most of the Group's employees are covered by a defined contribution plan under Section 14 of the Israeli Severance Pay Law ("Section 14"). The said defined contribution plan is a plan under which the Group pays monthly contributions, at a certain percentage of the salary, into a separate independent entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay the employee the severance pay benefits relating to employee service in the current and prior periods.

b)	Severance pay obligations that are considered defined benefit plan

The contributions to the said defined contribution plan are accounted for as expenses related to employee benefits when due. With respect of the reminder of the employees that are not covered under Section 14, the severance pay obligation is accounted for as a defined benefit plan.

The Group records severance pay liability in the statement of financial position in respect of the defined benefit severance pay plan. The said liability is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets. The defined benefit obligation is measured annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in NIS (which is the currency in which the benefits will be paid), and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions of the fair value of the severance pay plan assets or of the defined benefit severance pay obligation are charged or credited to profit or loss in the period in which they arise.

3)	Vacation and recreation pay

Under labor laws in Israel, each employee is entitled to vacation days and recreation pay, both computed on an annual basis.  The entitlement is based on the length of the employment period. The Group recognizes a liability and an expense for vacation and recreation pay, based on the entitlement of each employee.

4)	Bonus Plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Share-based payments

The Group operates a number of equity-settled, share-based payment plans, under which the Company or consolidated companies, receives services from employees and other service providers as consideration for equity instruments (warrants) of the Company or a consolidated company. The fair value of the services received in exchange for the grant of the warrants is recognized as an expense in the statement of comprehensive loss.

In the case of share based payments to employees, the total amount to be expensed is determined by reference to the fair value of the warrants granted (using the Black and Scholes and the Binomial models for option pricing):

-	including any market performance conditions;
-
excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

-	including the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of warrants that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of warrants that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

In the case of Share based payments for service received from service providers (that are not employees), the amounts recognized as an expense in the statement of comprehensive loss are determined by reference to the fair value of the services received

When the warrants are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrants are exercised.

s.	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts (including participation in distribution expenses) and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met as described below. The Group bases its estimates while considering the type of customer, the type of transaction and the specifics of each arrangement.

Sales of goods are recognized when a Group entity has delivered products to the distributer, the distributer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the distributer’s acceptance of the products.

Delivery occur when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the distributor, and either the distributor has accepted the products in accordance with the sales contract, the acceptance provisions has lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied. The Company does not have any post-shipment obligation other than warranty, and the purchase price is not adjusted for subsequent sales by the distributors.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Distributers have territory exclusively for selling the Company's products. Failure of achieving the sales target agreed by the Company and the distributer may result a loss of exclusivity, according to the decision of the Company. Distributers have a right to demand that faulty products will be replaced with no extra charge during the four to five years warranty period. A provision is recorded, at the time of sale, with respect to the estimated replacement costs. No element of financing is deemed present as the sales are made with a credit terms which is consistent with the market practice.

t.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. However, potential ordinary shares are only dilutive if their conversion would increase the loss per share. If the loss per share decreases, the shares are anti-dilutive, and are excluded from the diluted loss per share calculation.

u.	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

v.	New international Standards, amendments to standards and new interpretations:

1)	Standards, amendments and interpretations to existing standards that are mandatory for reporting period commencing 1 January, 2010:

a)
IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from 1 July 2009 ("IAS 27R"). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company applied IAS 27R prospectively to transactions with non-controlling interests from 1 January 2010. The Group performed transactions with non-controlling interests that did not result in a loss of control. Commencing January 1, 2010, such transactions are accounted for as equity transactions. The amount that was charged to equity due to such transactions during 2010 amounted to NIS 255.

In addition to the above, IAS 27  determines that the Company’s portion in the equity fund due from issuance of warrants of subsidiaries should be classified retrospectively as a Non-controlling equity rights.

The said retrospective reclassification has been applied in the statements of financial position as of December 31, 2009 and 2008 that were included in the registration statement related to the 2010 public offering discussed in note 1e above.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)
Amendment to IAS 7 'Statement of Cash Flows', issued as part of the Improvements to IFRSs issued on April 2009. The amendment clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as investing activities. The amendment applies retrospectively for annual periods beginning on or after 1 January 2010 but may be applied earlier.

The application of the amendment had no material impact on the Group's financial statements.

c)
IFRS 3 (revised), 'Business combinations("IFRS3R")', and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates, and IAS 31, Interests in joint ventures, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

The Group applies IFRS 3R prospectively to business combinations for which the acquisition date is on or after January 1, 2010. As no such business combination took place, the application of IFRS 3R had no effect on the Group's financial statements.

d)
IFRS 8 - "Operating Segments" Amendment ("IFRS 8 Amendment").The amendment is part of the IASB's improvements project issued in April 2009. IFRS 8 Amendment includes minor textual amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision-maker. IFRS 8 Amendment applies retrospectively to annual periods beginning on 1 January 2010 or thereafter.

The Group implemented this amendment as from January 1, 2010 and its implementation had no effect on the Group's financial statements.

e)
IFRS 2 "Group cash-settled share-based payment transactions" Amendment (hereinafter - IFRS 2 Amendment). In addition to the integration IFRIC 8 - "Scope of IFRS 2" and IFRIC 11 - "IFRS 2 - Group and Treasury Share Transactions" into IFRS 2, IFRS 2 Amendment extends the guidance of IFRIC 11 on classification of intercompany arrangements within a group that were not addressed by IFRIC 11.  The Group applied these amendments commencing January 1, 2010.  The first time application of the amendments has no impact on the Group's financial statements.

f)
Amendment to International Accounting Standard No. 36 – "Impairment of Assets" ("the Amendment to IAS 36"). The said amendment is part of the annual improvements project of the IASB published in April 2009. The Amendment to IAS 36 clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8, ‘Operating segments’ (that is, before aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8).  The Amendment to IAS 36 is applicable prospectively for annual period commencing January 1, 2010 or thereafter. The Group applies the said amendment commencing 1 January 2010.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The first-time application of the amendment has no material effect on the Group's    financial statements.

g)
Amendment to IFRS 2 – "Share-Based Payment" (hereafter- the amendment to IFRS 2). The said amendment is part of the annual improvements project of the IASB published in April 2009. The amendment to IFRS 2 clarifies that not only does IFRS 2 not apply to transactions that fall within the scope of IFRS 3 (Revised) – "Business Combinations" – (hereafter – IFRS 3R) but also contributions of a business on formation of a joint venture and common control transactions are not within the scope of IFRS 2. The amendment to IFRS 2 applies retrospectively for reporting periods starting July 1, 2009 or thereafter. The Group applied the said amendment together with the application of IFRS 3R commencing January 1, 2010. The first-time application of the amendment to IFRS 2 has no material effect on the Group's  financial statements.

2)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

a)
IFRS 9 – "Financial Instruments" (hereafter – IFRS 9). The first part of IFRS 9, dealing with the classification and measurement of financial assets, was issued in November 2009 (hereinafter - first part of IFRS 9) and is the first installment in a project to replace IAS 39 - "Financial Instruments: Recognition and Measurement" (hereinafter - IAS 39).  The first part of IFRS 9 sets new requirements for classification and measurement of financial assets.  Among other things, the first part of IFRS 9 states that financial assets will be classified using one of the following two categories: those measured at amortized cost and those measured at fair value. The decision on classification is made on the date of initial recognition, based on the entity's business model and the characteristics and the projected cash flows from the asset.

In October 2010, an additional part of IFRS 9 was issued (hereinafter - the second part of IFRS 9), which is the second installment in the IAS 39 replacement project. The second part of IFRS 9 includes guidelines on financial liability and on retiring financial instrument. The provisions added to IFRS 9 as part of this second part, including those relating to measurement and classification financial liabilities and accounting for derivatives embedded in instruments where the host contract is a financial liability, where copied unchanged from the current provisions in IAS 39 regarding those matters, except for the provisions relating to financial liabilities at fair value through profit or loss (hereinafter - FVTPL).  According to the new provisions, except for the instances detailed above, entities with a financial liabilities intended as FVTPL, changes in the fair value of these liabilities arising from changes in relating credit risk will be recognized directly in other comprehensive income instead of recognizing them in the income statement. AS to amounts recognized as above in other comprehensive income, the income or loss will not be recycled.  However, it is possible to transfer accumulated income or loss between capital items.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Both parts of IFRS 9 will apply to annual periods commencing on 1 January 2013 and thereafter.  Entities can elect to early adopt IFRS 9, but it is not permitted to adopt early the second part of IFRS 9 without implementing the first part of IFRS 9 on the same date. On the other hand, it is possible to early adopt the first part of IFRS 9 without being required to implement the second part of IFRS 9 on the same date.  Entities that will early adopt IFRS 9 for reporting periods commencing before 1 January 2012 will not be required to modify their comparative numbers upon first-time adoption.

At this stage, the Group did not early adopt IFRS 9.

The Group is studying the expected effect on IFRS 9 on its financial statements and on the timing of adoption. However, based on initial assessment, IFRS 9 is not expected to have a material impact on the Group's financial statements.

b)
Amendment to IAS 24 “Related Parties Disclosure”. According to the amendment A government-related entity as defined in IAS 24 (2009) is exempt from some of the detailed disclosure requirements in relation to certain transactions and outstanding balances between the entity and a government that has control, joint control or significant influence over the entity; and between the entity and another entity over which the same government has control. In addition the amendment provides clarity as to the definition of “a related party” and made the definition symmetrical as well as resolved the inconsistencies in the disclosure requirements for all transactions. The amendment applies retrospectively for annual periods beginning on or after 1 January 2011 but may be applied earlier. If early adopted, then an entity may choose to apply the revised standard in full or only the part in respect of the disclosure exemption for government-related entities. The implementation of the amendment is not expected to have a material effect on  the Group's financial statements.

c)
IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments” clarifies the requirements of International Financial Reporting Standards (IFRSs) when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies that the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The Group will implement IFRIC 19 retrospectively as of January 1, 2011. The implementation of IFRIC 19 is not expected to have a material effect on the financial statements.

d)	Modification to IFRS 3 (Revised) – "Business Combinations" ("IFRS 3R"). These revisions are part of the IFRS improvements document issued in May 2010. The main revisions are as follows:

-	A clarification that treatment of contingent proceeds in a business combination that took place prior to implementing IFRS 3R will comply with the previous version of IFRS 3 (issued 2004).

-
Allowing election of the method for measuring non-controlling interest on the date of purchase at fair value or based on the relative share in the purchased net identified assets recognized. This determination will only relate to non-ownership interest that provide ownership interest in the present and entitle holders to a prorate share of net asset of the entity upon liquidation.  All other non-controlling interest elements are measured at fair value on the date of the business combination, unless another measurement basis is required under IFRS.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

-
The measurement provisions of IFRS 3R apply on all payment transactions that are based on shares of the purchased, either exchanged in share-based payment transactions by the purchase or not. In addition, share-based payment of the purchased are measured under IFRS 2 "Share-Based Payment" on the date of purchase.

The revisions in IFRS 3R are implemented for all annual reporting period commencing on 1 July 2010 or thereafter. Early implementation is possible.  The modification are applied prospectively since the date IFRS 3 was applied.

The Group implements these revisions commencing on 1 January 2011.

The first-time implementation of these revisions is not expected to have material impact on the financial statements of the Group.

e)
IAS 1 "Financial Statements Presentation" ("IAS 1 Amendment").  This amendment is part of the IASB's improvements document issued in May 2010.  IAS 1 Amendment requires an entity to present analysis of components of other comprehensive income for each component of equity, and present it either in the statement of changes in shareholders' equity, in the statement of changes in shareholders' equity or in the notes to the financial statements.  The amendment is implemented for annual reporting periods commencing on 1 January 2011 and thereafter. Early implementation is permitted.  The Group is now assessing the impact of the amendment (if any) on its financial statements.

f)
IFRS 7 - "Financial instruments: Disclosures".  This amendment is part of the IASB's improvements document issued in May 2010.  The amendment modifies some required quantitative and qualitative disclosures on the nature and scope of risks arising from financial instruments and clarifies the interaction between such qualitative and quantitative disclosures. The amendment will be implemented for annual periods commencing on 1 January 2011 and thereafter. Early adoption is permitted. The Group intends to implement the amendment as from 1 January 2011.  The first-time adoption of this standard is not expected to have a material effect on the Group's financial statements.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (continued):

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, assumptions and judgments with significant associated risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

a.	Estimated impairment of goodwill and other, non-depreciated, intangible assets

The Group evaluates annually whether goodwill and other non-depreciated, intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 2g. part of the recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Even if the gross profit and growth rate, according the Group’s estimations; used to calculate the value of use of the cash generating unit would have been 10% and 1% lower, respectively, or if the discount rate used to calculate the value in use of the cash generating unit would have been 2% higher than managements estimates as of December 31, 2010 and 2009, no impairment of the goodwill and other, non-depreciated, intangible assets would have been required.(See note 10b).

b.	Research and development expenses

Research and development expense are capitalized in accordance with the accounting policy stated in note 2f. Capitalization of such expense is subject to management judgment that it is technically feasible to complete the product so that it will be available for use, such feasibility usually acquires upon the completion of certain milestones or an engagement for the sale of knowhow arising from the development. For the purposes of capitalizing the expense management is estimating the future cash flow generated from the assets developed, as well as the relevant interest rate and the estimated period of benefits. As of December 31, 2010, management believes that the said circumstances have not been achieved with respect to products at the research and development stage and thus research and development expenses were not capitalized.

In the event, management would have concluded that such terms have been achieved; the capitalization of research and development expenses would have reduced the loss of the Group.

c.	Loans and grants from the OCS

In accordance with the accounting treatment as details in note 2p the Group is required to assess if there is reasonable assurance that the grant received will be paid back. In addition in case that upon initial recognition the grant was credited to income, the Group assesses whether in subsequent periods the probability of paying royalties became “More likely than not”, in such case, a corresponding liability needs to be recorded.

The net present value of the liability for royalty payment to the OCS (see note 15) is dependent upon management’s estimates and assumption as to the timing and amounts of future revenues and interest rates used to calculate the present value of the cash payments required to repay the debt to the OCS. As of December 31, 2010 and 2009, a 25% change in the interest used would result in a corresponding change in the liability amounting to NIS 680 and NIS 580, respectively.

d.	Options and royalty rights granted to non-controlling interests shareholders of Spring Health Solutions Ltd

As described in note 5a, the Company had granted options and royalty rights to the non-controlling interests of Spring Health Solutions Ltd. (hereinafter - “Spring Health Solutions”). When exercised the options require the Company to issue shares in exchange for the non-controlling interests’ shares in Spring Health Solutions at a predetermined ratio. The options became exercisable under certain conditions.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

The royalty rights entitle the non-controlling interests to receive 2% of revenues generated by Spring Health Solutions, up to a maximum of $3 million. (hereinafter - the  royalty rights). The royalty rights expire on exercise of the options. The Company has determined that the royalty rights represent contingent consideration for the acquisition of Spring Health Solutions. Consequently, the royalty rights had been accounted for in accordance with the accounting policy described in note 2b.

The Company’s accounting policy for the options is described in note 2i. The policy requires the Company to assess whether the risks and rewards attached to ownership of the non-controlling interest shareholders’ shares in Spring Health Solutions transferred to the Company at the date they were granted. The principal risk attached to the shares is that FDA/CE approval is not received. The Company has assessed that the non-controlling interests have retained substantially all of the risk of loss arising from a potential failure to receive FDA/CE approval.

At 31 December 2008 the Company determined that the payment of royalties was not probable. Consequently no liability was recorded. During 2009 Spring Health Solutions commenced sales of its products and the Company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009.

During 2010, the said liability was updated until December 23, 2010 (see below) and a reduction against goodwill in the amount of NIS 922 was recorded.

On December 23, 2010 , the remaining non-controlling interests in Spring Health Solutions exercised their said options and the Company issued a total of 151,913 ordinary shares, par value NIS 0.32 per share, to the non-controlling interests (as described in note 5a) of Spring Health Solutions, in exchange for their shares in Spring Health Solutions and as a result the said royalty liability was cancelled.

e.	Deferred taxes

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable. Deferred tax assets will be recognized in the period in which the Group determines that it is probable that taxable profits will be generated. (see also Note 2(o)).

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES:

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk.

Market risk - Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and Euro. Foreign exchange risk arises from cash and cash equivalents, trade receivables and liabilities denominated in foreign currencies.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FAIR VALUE ESTIMATES (continued):

As of December 31, 2010, 2009 and 2008 the impact of a 10% strengthening/weakening of the U.S. dollar against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 431, NIS 240 and NIS 581, respectively, mainly as a result of loss/profit due to liabilities denominated in US dollars less cash and cash equivalents linked to the US dollar .

As of December 31, 2010 the impact of a 10% strengthening/weakening of the Euro against the NIS (with all other variables remaining constant) on the net results of the Group and its capital would have been NIS 443 mainly as a result of loss/profit due to liabilities denominated in Euro less cash and cash equivalents linked to the Euro .

Credit risk

Credit risk is managed on a Group basis. Credit risk arises mainly from cash, cash equivalents, account receivables  and deposits with banks and financial institutions. The cash and cash equivalents of the Group as of December 31, 2010 and 2009 is deposited with two large Israeli banking institutions. The Group estimates that the credit risk associated with these balances is remote.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and short term deposits, to finance activities. Management monitors the regular forecasts of the Group’s liquidity reserves on the basis of expected cash flow. Management’s monitoring is done on a subsidiary level, based on procedures and limitations set by the Group.

Most of the Group's financial liabilities due during the twelve months commencing on January 1, 2011. The balances of financial liabilities that will be due during that period is not different from the balances presented in these financial statements as the discount effect in the time frame is immaterial.

Management believes the Group will be able to continue its current plan with its existing funds; however, if it is not, the Group intends to reduce its research and other costs and will selectively concentrate in the development of fewer products.   Management intends to raise additional funds from external investors during 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products.

NOTE 5 – SUBSIDIARIES:

a.	Spring Health Solutions Ltd.

Spring Health Solutions is engaged in research and development of medical aids for diabetic patients. Spring Health Solutions was operating under the Technion Entrepreneurial Incubator Co. Ltd, and received grants from the OCS.

The Company invested in Spring Health Solutions in several stages until December 31, 2006. As of that date the Company held 70% of the fully diluted issued and outstanding share capital of Spring Health Solutions.

In connection with obtaining control in Spring Health Solutions during 2005, the Company granted to the non-controlling interest of Spring Health Solutions an option to convert their shares in Spring Health Solutions into shares of the Company, under certain conditions, according to the following ratio: 2.5 shares of the Company in exchange for 1 share of Spring Health Solutions (as to the conversion of the said option by some of Spring Health Solutions shareholders, see below and note 17c). In addition the Company granted to the mentioned non-controlling interest an entitlement to receive an amount equal to 2% of Spring Health Solutions revenues up to a total of $3 Million. The royalty right expire on exercise of the option. The Company concluded that it had not effectively acquired the non-controlling interest upon issuance of the put options as the non-controlling interest continued to be exposed to the risks and rewards of Spring Health Solutions. As a result, the Company continued to recognize the non-controlling interest in Spring Health Solutions.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

According to IFRS 3, the royalty rights are accounted for as a contingent consideration (see also note 16). In addition, according to  IAS 32, the Company should have recognized the option to convert shares as a financial liability at the date of grant measured at fair value through profit or loss pursuant to IAS 39. However, the Company did not recognize the said financial liability since its value was nil.

On March 14, 2007 the Company invested an additional amount of $1.6 million (NIS 6,728) in the share capital of Spring Health Solutions in exchange for shares issued by Spring Health Solutions to the Company. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,110 equal to the change in the carrying amount of the non-controlling interest.

During January 2008, the Company invested an additional amount of $4 million (NIS 14,057) in the share capital of Spring Health Solutions in exchange for shares issued by Spring Health Solutions to the Company. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill in an amount of NIS 1,898, equal to the change in the carrying amount of the non-controlling interest.

In July 2008 the Company has entered into an agreement with certain of Spring Health Solutions' non-controlling interest according to which the Company purchased their shares in Spring Health Solutions in exchange for 92,685 shares of the Company. The ratio of share swap was 1.875 shares of the Company for 1 share of Spring Health Solutions. The non-controlling interest's entitlement to royalty rights and the option to convert shares were cancelled. The transaction was treated as an acquisition of non-controlling interest and was measured based on the fair value of Company's shares that were issued as part of this agreement. Accordingly, the Company recorded goodwill in an amount of NIS 2,135. Subsequently the Company held 92.2% of the fully diluted issued and outstanding share capital of Spring Health Solutions.

In December 2010, the remaining shareholders and share option holders of Spring Health Solutions exercised their option to exchange their holding  in Spring Health Solutions for  of 151,913 company shares and 13,920 of the company share options.  As of December 31, 2010 and 2009, the Company holds100% and 92.94% respectively of the issued and outstanding share capital of Spring Health Solutions .

During 2010 and the three months ended December 31, 2009 Spring Health Solutions commenced sales of one of its products, whose development was completed. Sales for that period totaled NIS 1,264 and NIS 368 respectively.

b.	G Sense Ltd

G Sense Ltd (“G Sense”) is engaged in research and development of medical aids for diabetic patients, such as blood level glucose sensor.

According to an agreement accompanying the Sensor Agreement, a former senior Spring Health Solutions employee will be entitled with respect to his services to G Sense to fully vested warrants to purchase shares of G Sense for no consideration and without any exercise price (the First Option). Additionally, in the event that a strategic cooperation agreement is executed between G-Sense and a strategic partner, the employee will be entitled to a cash compensation of $100,000 or $200,000 in accordance with terms stipulated in the accompanying agreement or, at the full discretion of G Sense, to warrants exercisable for 7,812 or 15,625 shares of the Company, respectively (the Second Option).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

The First Option warrants should have been accounted for, in accordance with IFRS 2, as share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with the First Option.

The Second Option was accounted for as Share-based payment transactions in which the terms of the arrangement provide the entity with a choice of settlement. However, as of grant date and over all of the reporting periods since then, the Company's best available estimate was that no equity instrument related to the Second Option will vest. Therefore, the Company did not recognize any expense associated with the Second Option.

As of December 31, 2010 and 2009, the Company holds 100% of the issued and outstanding shares of G Sense (92% on a fully diluted basis).

c.	Spring- Set Health Solutions Ltd.

In January 2008, the Company, Spring Health Solutions and Spring- Set Health Solutions Ltd. (“Spring-Set Health Solutions”) entered into an agreement pursuant to which Spring Health Solutions will assign to Spring-Set Health Solutions all its rights in connection with intellectual property to the disposable medical aids for the treatment of diabetic patients. According to the agreement, Spring Health Solutions will be entitled to royalties equal to 7% of all income generated by Spring-Set Health Solutions, as well as have the right to purchase the disposable medical aids from Spring-Set Health Solutions at cost (as defined in the agreement).

According to an accompanying agreement to the said agreement, a Spring Health Solutions, G Sense and Spring-Set Health Solutions former senior employee was issued shares of Spring-Set Health Solutions representing 9.9% of the fully diluted issued and outstanding shares of Spring- Set Health Solutions. According to the said agreement,  the said employee's holdings in Spring- Set Health Solutions will not be diluted until such time when an additional $1 million investment will be raised by Spring- Set Health Solutions (excluding the $700  loan for 5 years bearing interest at an annual rate of 4% granted by the Company to Spring- Set Health Solutions).

The said issuance was in respect of services rendered by the former senior employee to Spring- Set Health Solutions, therefore, this issuance should have been accounted in accordance with IFRS 2, as equity-settled share-based payment transaction. However, due to immateriality, the Company did not recognize any expense associated with this issuance.

In addition, in accordance with the said agreement, the employee will have the right (free of charge) for a one time conversion of all of his shares in Spring- Set Health Solutions into 73,148 shares of the Company, in the event Spring- Set Health Solutions’s  accumulated  revenues will exceed $1 million as well as be higher than the revenues of another subsidiary of the Company.

The said right was accounted for as equity-settled share-based payment transaction. However, as of grant date and over all of the reporting periods since then, the Company's best available estimate was that no equity instrument related to the said right will vest. Therefore, the Company did not recognize any expense associated with the said right.

According to the accompanying agreement the Said employee is entitled to a cash bonus up to $1 million according to Spring- Set Health Solution's sales. As of December 31, 2010, Since Spring-Set Health Solutions has not commenced any sales, and since the Company standing, based on its legal advisors, is that since the said employee is currently not employed, he is not entitled to such bonus. The Group did not recognized any liability for that bonus.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

As of December 31, 2010 and 2009, the Company holds 90.1% of the issued and outstanding shares of Spring- Set Health Solutions.

d.	NextGen Biomed Ltd.

NextGen Biomed Ltd., is a holding company, publicly traded on the TASE, which holds a controlling interest in Sindolor Medical Ltd. (Sindolor) through Sindolor Holdings Ltd., Sindolor Medical is currently developing pain alleviation products .

At the time of the Transaction, the only asset of Next Gen was cash of NIS 2,038.

The purpose of the Transaction was to obtain a registration on the TASE to improve the ability of the  Company's subsidiary, Sindolor, to raise capital in the future.

The Transaction was effected by:

1.	The transfer of the Company's existing holdings of Sindolor (57.5% of the issued and outstanding shares of Sindolor before dilution) to Next Gen,
2.	Next Gen issuing the Company shares of its common stock representing 88.58% of the issued and outstanding shares of commons stock.
3.	A payment of NIS 1,150 by the Company to third parties, who previously acquired the control of Next Gen.
4.
The issue grant of rights for 15% of the issued outstanding shares of Next Gen to the said third parties. The said rights were issued for a cash of NIS 238 as part of a prospectus of Next Gen for the issuance of rights; and

5.
Subject to the exit of the Next Gen shares from the "Conservation List" of the TASE, the Company was issued options to acquire additional 5% of the issued and outstanding shares of Next Gen and transferred 50% of these options (representing 2.5% of the issued and outstanding shares of Next Gen) to the said third parties.

The Company gained control of Next Gen on January 13, 2010.

At the conclusion of the Transaction (including the grant of rights and before the exercise of the options) the Company held 73.05% of the share capital of Next Gen. The Company retained control of Sindolor by virtue of control of Next Gen, which controls 57.5% of voting rights in Sindolor, but its economic interest in Sindolor was diluted to 42.52%.

The Transaction is accounted for as an asset acquisition in which, in substance, the Company acquired a cash balance and an intangible item, being the rights associated with Next Gen's stock exchange registration, in exchange for a cash payment, the grant of rights and options, and an economic interest in Sindolor.

The rights associated with Next Gen's stock exchange registration, amounted to NIS 6,049, are contractual in nature and so represent an identifiable intangible item. However, since it is not probable that future economic benefits associated with the rights will flow to the Company they do not qualify for capitalization in accordance with IAS 38 and their cost are recognized as an expense (registration costs).

The consideration paid for the acquisition of Next Gen is measured at the aggregate of: the amount of cash paid, the fair value of the rights and options and the fair value of the economic interest in Sindolor that was effectively transferred to the shareholders of Next Gen,(including the grant of rights) measured at 21.8% of the enterprise value of Sindolor.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

The expense for registration costs is measured at the difference between the consideration, calculated as described above, and the Company's share of Next Gen's cash balance.

Additional non-controlling interest, amounted to NIS 1,361  is recognized, arising from the dilution of the Company's interest in Sindolor and the non-controlling interest in Next Gen. Balancing gain, amounted to NIS 5,101, representing the dilution of the Company's interest in Sindolor, is recognized in equity.

On February 26, 2010, NextGen initiated an additional rights offering, pursuant to which all of the shareholders of NextGen were offered rights to purchase shares of NextGen at an exercise price of NIS 0.10 per share. Most of the rights were exercised, resulting in proceeds to NextGen of NIS 3,548 . As part of this rights offering, the Company has undertaken to exercise all of its rights to purchase shares of NextGen in consideration for NIS 2,609  and to sell these shares in consideration for NIS 2,459  to a broker who will distribute them at its sole discretion. Following this transaction, the Company helds 58.2% of the share capital of NextGen on a fully-diluted basis.

On September, 2010 an amount of 3,006,190 NextGen's options par value NIS 0.01 and NIS 0.065 exercise price were exercised to 30,062 NextGen shares and as a result the Company now holds 57.28% of the share capital of NextGen.

On December 31, 2010, NextGen has entered, into a definitive agreement for the acquisition of the shares of two privately held Israeli companies, according to which, subject to certain conditions precedent and subsequent, NextGen will acquire the shares of the two companies in exchange for the issuance of shares of NextGen constituting 76.3% of the issued and outstanding share capital of NextGen after the issuance. On February 2011 it was mutually agreed to cancel this agreement.

e.	Sindolor Holdings Ltd.

On May 7, 2009, Sindolor Holdings Ltd. (“Sindolor Holdings”) was established and its only activity is to  hold a controlling interest in Sindolor Medical Ltd..

f.	Sindolor Medical Ltd.

Sindolor Medical Ltd (“Sindolor”; previously - Mazcold LTD) has a prototype of painless injector as well as a US Food and Drugs Administration (FDA) rights to market it.
On May 3, 2007, upon the establishment of Sindolor, the Company entered into an investment and loan agreement with Sindolor, pursuant to which the Company obtained 50.01% of the issued and outstanding shares of Sindolor. According to the agreement, the Company granted Sindolor a loan bearing interest at below market interest rate and the non-controlling interests holders granted Sindolor with knowhow rights and patents with respect to the development of a painless injector and an alleviated pain lancet. In return, the Company was issued with 50.01% of the shares of Sindolor (as above) and the non-controlling interests were issued with 49.99% of the shares of Sindolor and were granted with an entitlement for royalties equal to  20% of Sindolor's income (up to $500,000). This agreement was accounted for as an acquisition of an intangible asset.

As of transaction date and over all of the reporting periods since then, the Company concluded that payment of the royalty was not probable, and therefore no liability was recognized with respect of the said royalty.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SUBSIDIARIES (continued):

Accordingly, rights and patents acquired were initially recognized based on their cost in the said transaction at an amount of NIS 2,546 - see also note 10.

During March 2008, the Company and the non-controlling interest in Sindolor invested an additional amount of $757 (NIS 2,748) and $243 (NIS 886), respectively, in the share capital of Sindolor in exchange for shares issued to them by Sindolor. The said additional investment was treated as an acquisition of non-controlling interest. Accordingly, the Company recorded goodwill (recorded under NextGen Biomed Ltd.),  in an amount of NIS 699, equal to the change in the carrying amount of the non-controlling interest. Subsequently the Company held 55.3% of the fully diluted issued and outstanding share capital of Sindolor.

As detailed in 5d above, in  August 27, 2009, the Company entered into agreements pursuant to which in January 13,2010 the Company became the controlling shareholder of NextGen in consideration for the Company's holdings in Sindolor Medical and cash payments as described below. At the time of the transaction, NextGen’s only asset was NIS 1,800  of cash.

Sindolor continued activities are subject to additional financing until the completion of the development activities and the commencement of profit generating sales. The board of directors of NextGen resolved to postpone the decision whether to continue and finance Sindolor till May 2011 and that its decision will take into consideration the participation of the non-controlling interest in such financing.

As of December 31, 2010 and 2009, the Company holds 55.34% and 57.55% of the issued and outstanding shares of Sindolor respectively (55.3% fully diluted).

NOTE 6 - CASH AND CASH EQUIVALENTS AND DEPOSITS:

a.	Cash and cash equivalents

	December 31,
	2009	2010
Cash at bank and cash on hand	2,639	1,857
Short term bank deposits(1)	21,749	33,228
	24,388	35,085

As of December 31, 2010, includes NIS 5,964 (December 31, 2009 NIS 341) denominated in US$, earning less than 0.77% of annual interest and NIS 5,830 denominated in Euro, earning less than 0.77%  of annual interest . The remaining deposits are denominated in NIS and are linked to the changes in the Israeli CPI earning annual weighted interest of Prime minus 1.7%.

b.	Short term deposit

As of December 31, 2010, includes NIS 3,561 denominated in US$ and NIS 208 denominated in NIS. The NIS amount is a collateral for a bank guarantee provided under a lease agreement, see note 14. As of December 31, 2009 , includes NIS 208, as collateral for a bank guarantee provided under a lease agreement, see note 14.The balance of the cash and cash equivalents and deposits is an approximate to its fair value as the discounting effect is considered immaterial.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 7 - TRADE AND OTHER RECEIVABLES:

a.	Trade accounts receivables

As of December 31, 2010 the trade balance is denominated in the Euro as well as US $.

The outstanding balance is net of provision for doubtful debt in the amount NIS 331.

b.	Other

	December 31
	2009	2010
Institutions	397	576
Advances to suppliers	36	205
Grant receivable from the OCS*	531	763
Prepaid expenses(d)	46	355
Current maturities of a loan granted to CEO(note 27f)	50
Other	37	5
	1,097	1,904

The financial balances within "trade and other receivables" do not contain impaired assets, or assets which are overdue.

* Grants receivable from the OCS represent amounts due from the OCS related to reimbursements of qualified expenses incurred by the Company.  The reimbursements are unconditionally payable to the Group as a result of previously authorized grants from the OCS.

c.	The balance of the "trade and other receivables" is an approximate to its fair value as the discounting effect is considered immaterial.

d.	Long term prepaid expenses in the amount of NIS 471 was recorded as part of long term receivables.

NOTE 8 - INVENTORY

	31 December
	2009	2010
Raw materials and supplies	499	1,655
Products in process	-	167
Finished product	-	672
	499	2,494

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 9 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment, grouped by major classifications, and the changes during the years 2008, 2009 and 2010 is as follows:

	Costs			Accumulated depreciation			Property and equipment, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31,
	of the year	Additions	Year end	of the year	Additions	Year end	2008
Composition for 2008
Furniture and office equipment	131	31	162	22	12	34	128
Computers and electronics	268	91	359	137	81	218	141
Laboratory equipment	447	306	753	119	81	200	553
Leasehold improvements	57	32	89	13	32	45	44
Vehicles	-	41	41	-	4	4	37
	903	501	1,404	291	210	501	903

	Costs				Accumulated depreciation				Property and equipment, net
	Balance at the beginning			Balance at	Balance at the beginning			Balance at	As of December 31,
	of the year	Additions	Retirements	Year end	of the year	Additions	Retirements	Year end	2009	2008
Composition for 2009
Furniture and office equipment	162	124	-	286	34	14	-	48	238	128
Computers and electronics	359	169	-	528	218	100	-	318	210	141
Laboratory equipment	753	890	-	1,643	200	188	-	388	1,255	553
Leasehold improvements	89	360	-	449	45	35	-	80	369	44
Vehicles	41	-	-	41	4	6	-	10	31	37
	1,404	1,543	-	2,947	501	343	-	844	2,103	903

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 9 - PROPERTY AND EQUIPMENT, NET (continued):

	Costs				Accumulated depreciation				Property and equipment, net
	Balance at the beginning			Balance at	Balance at the beginning			Balance at	As of December 31,
	of the year	Additions	Retirements	Year end	of the year	Additions	Retirements	Year end	2010	2009
Composition for 2010
Furniture and office equipment	286	122	-	408	48	72	-	120	288	238
Computers and electronics	528	95	-	623	318	112	-	430	193	210
Laboratory equipment	1,643	420	-	2,063	388	265	-	653	1,410	1,255
Leasehold improvements	449	-	-	449	80	61	-	141	308	369
Machinery, molds and equipment	-	1,619	-	1,619	-	5	-	5	1,614
Vehicles	41	-	(38)	3	10	5	(14)	1	2	31
	2,947	2,256	(38)	5,165	844	520	(14)	1,350	3,815	2,103

NOTE 10 - INTANGIBLE ASSETS:

a.	Composition of intangible assets, grouped by major classifications, and the changes during the years 2008, 2009 and 2010 is as follows:

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31,
	of the year	Additions	year end	of the year	Additions	year end	2008
Composition for 2008
Goodwill	1,110	(a) 4,732	5,842	-	-	-	5,842
In process research and development from business combination	2,893	-	2,893	-	-	-	2,893
Knowhow and rights in patents (b)	2,546	-	2,546	-	-	-	2,546
Software	161	40	201	75	51	126	75
	6,710	4,772	11,482	75	51	126	11,356

(a)See note 5a and 5f
(b)See note 5f

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	Additions	Year end	of the year	Additions	Year end	2009	2008
Composition for 2009
Goodwill	5,842	3,085	8,927	-	-	-	8,927	5,842
In process research and development from business combination	2,893	-	2,893	-	-	-	2,893	2,893
Knowhow and rights in patents (b)	2,546	-	2,546	-	-	-	2,546	2,546
Software	201	90	291	126	49	175	116	75
	11,482	3,175	14,657	126	49	175	14,482	11,356

	Costs			Accumulated depreciation			Intangible assets, net
	Balance at the beginning		Balance at	Balance at the beginning		Balance at	As of December 31
	of the year	Additions	year end	of the year	Additions	year end	2010	2009
Composition for 2010:
Goodwill	8,927	(b)(922)	8,005	-	-	-	8,005	8,927
In process research and development from business combination	2,893	-	2,893	-	73	73	2,820	2,893
Knowhow and rights in patents (a)	2,546	-	2,546	-	-	-	2,546	2,546
Software	291	87	378	175	69	244	134	116
	14,657	(835)	13,822	175	142	317	13,505	14,482

(a) See note 5f
(b) See note 3d

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

b.	Impairment tests for goodwill, knowhow, rights in patents and in process research and development:

The above mentioned intangible assets are allocated to the group’s cash-generating units (CGUs) identified according to operating segment.

An operating segment-level summary of the intangible assets allocation for December 31, 2010 is presented below.

	Insulin pumps and related products	Pain alleviation products	Total

Goodwill	7,306	699	8,005
In process research and development due from business combination	2,820	-	2,820
Knowhow and rights in patents	-	2,546	2,546
	10,126	3,245	13,371

An operating segment-level summary of the intangible assets allocation for December 31, 2009 is presented below.

	Insulin pumps and related products	Pain alleviation products	Total

Goodwill	8,228	699	8,927
In process research and development due from business combination	2,893	-	2,893
Knowhow and rights in patents	-	2,546	2,546
	11,121	3,245	14,366

As of December 31, 2009  the recoverable amount of a CGU was determined based on value-in-use calculations. Calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the medical device branch business in which the CGU operates.

As of December 31, 2010 the recoverable amount of a CGU related to the insulin pumps and related products, was determined based on value in use calculation and the recoverable amount of the CGU related to pain alleviation products was calculated based on its fair value less costs to sell.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 10 - INTANGIBLE ASSETS (continued):

The key assumptions used for value-in-use calculations as of December 2010 are as follows:

	Insulin pumps and related products	Pain alleviation products

Growth rate	5%	*
Discount rate (pre tax)	28%

*The Pain alleviation products segment refers to the Company's subsidiary NextGen Biomed Ltd. The Group performed an impairment tests for intangible assets. The Company's management examined the activity value of NextGen Biomed Ltd. as it reflected from its share price in Tel Aviv Stock Exchange that sums up to  NIS 23,392 as of December 31, 2010. In addition the Company's management examined the activity value as was reflected from an agreement signed on December 31, 2010 regarding the acquisition of ClearPath Ltd and Innosense Ltd. (which eventually not materialized, see also note 5d) that sums up to NIS 26,672 as of December 31, 2010.Following the above examination, the Company's management concluded that as of December 31, 2010, the recoverable amount of the CGU was much higher than its book value and therefore the said CGU is not impaired.

The key assumptions used for value-in-use calculations as of December 31, 2009 are as follows:

	Insulin pumps and related products	Pain alleviation products

Growth rate	3%	3%
Discount rate (pre tax)	28%	36%

Management is also using assumption in connection with gross profit to calculate fair value. These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined budgeted gross margin and growth rate based on its expectations of market development. The discount rates used are pretax and reflect specific risks relating to the relevant operating segments.

NOTE 11 - CONVERTIBLE DEBT:

a.
In July 2007, the Company issued, non tradable, NIS 10,500 (Series A) NIS 1 par value debentures convertible, into the Company’s shares in exchange for an aggregate amount of NIS 10,500. The Company incurred NIS 545 of issuance costs. Series A debentures are not linked and bear 7% annual interest.

Series A convertible debentures were convertible into shares of common stock of the Company NIS 0.32 par value, commencing on the date of issuance and through July 4, 2008. The conversion ratio was NIS 0.95 par value of convertible debenture can be converted into 1:32 NIS 0.32 par value of common stock.

b.	During 2007, 1,800,080 par value Series A convertible debentures were converted into 59,213 shares of the Company.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 11 - CONVERTIBLE DEBT (continued):

c.	During June and July 2008, 6,599,920 par value Series A convertible debentures were converted into 217,103 shares of the Company.

In July 2008, which is the convertible debentures redemption date, the Company reached an agreement with a holder of the remaining 2,100,000 par value Series A convertible debt, according to which the amount due to him will be used to purchase 76,594 shares of common stock of the Company 0.32 par value and 38,297 warrants to purchase 38,297 shares of common stock of the Company 0.32 par value at an exercise price of NIS 27.68. The fair value of the shares and warrants issued was equivalent to the amount payable, therefore no gain or loss was recorded on the transaction. These warrants have been expired on April 30, 2010.

NOTE 12 - TRADE AND OTHER PAYABLES:

a.	Trade accounts payable:

	December 31
	2009	2010
Open balances	1,154	3,649
Notes payables	11	77
	1,165	3,726

As of December 31, 2010 and 2009 NIS 2,475 and NIS 91, respectively, are linked to foreign currencies.

b.	Other:

	December 31
	2009	2010
Payroll and related accruals	821	929
Provision for vacation	421	500
Accrued expense	1,076	1,515
Provision for loss due to office lease (see note 14a)	143	-
Advances received from the OCS	91	-
Provision for royalties to the OCS (see notes 15 and 2p)	135	128
Other	8	89
	2,695	3,161

The balance of the trade and other payables is an approximate to its fair value as the discounting effect is considered immaterial.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 13 - LIABILLITY FOR SEVERANCE PAY - NET:

Severance pay obligations under defined benefit severance pay plan:

	December 31
	2009	2010
Present value of wholly or partly funded obligations	667	127
Fair value of plan assets	(434)	(51)
	233	76

The principal actuarial assumptions used in the obligation measurement were as follows:

	December 31
	2009	2010
Discount rate	5.2%	5.1%
Inflation rate	2%	2.8%
Expected return on plan’s assets	4.8%	5.2%
Future salary increases	4.6%	4.9%

The percentage of employees expected to be entitled to receive severance is assumed to vary according to the employee’s age, between 20% for younger employees and 5% for older employees.

The movement in the defined benefit obligation over the year is as follows:

	Year ended December 31
	2008	2009	2010
Beginning of the year	385	472	667
Current service cost	83	92	22
Interest cost	25	28	19
Actuarial losses (gains)	(21)	75	13
Benefits paid	-	-	(594)
End of the year	472	667	127

The movement in the plan assets fair value recognized in the statement of financial position is as follows:

	Year ended December 31
	2008	2009	2010
Beginning of the year	250	314	434
Expected return	10	13	8
Actuarial (loss) gain	(27)	47	(25)
Contributions paid	81	60	33
Benefits paid	-	-	(399)
End of the year	314	434	51

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 13 - LIABILLITY FOR SEVERANCE PAY - NET (continued):

The Amounts below included in the statement of comprehensive loss:

	Year ended December 31
	2008	2009	2010
Current service cost	83	92	22
Interest cost	25	28	19
Expected return on plans assets	(10)	(13)	(8)
Net actuarial loss(gain) recognized	6	28	38
Total expense included in employee benefits expenses	104	135	71

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease agreements

In August 2008, Spring Health Solutions has entered into a leasing agreement pursuant to which it leased a 629 sqm facility at Tirat HaCarmel. The term of the lease is 60 months with an option for additional 60 months period. The monthly lease cost are NIS 49 per sqm linked to changes in the Israeli CPI plus a 2% annual increase rate.

Spring Health Solutions recognized a provision for the remaining period of its former lease agreement in Haifa. The statement of financial position for the year ending December 31, 2009 includes a provision for the costs related to the termination of the said lease agreement in the amount of NIS 143. On September, 2010 the company paid the fully remaining outstanding lease agreement obligation.

As of December 31, 2010 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

b.	For Costs sharing agreement between companies under common control - see note 27d.

c.	Development agreements

On September 15, 2007 Sindolor entered into a development agreement with an outside contractor, pursuant to which the contractor will design two injectors for Sindolor. In return for the design of one injector the consultant will be entitled for a total remuneration of $65 . The full amount was paid as of the date financial statements. In addition Sindolor will pay the contractor a fee equal to 10% of the sales generated by the injector up to the first $500 . During August 2009, Sindolor has halted its research and development activities related to the injectors. Sindolor is intending to continue such research and development activities through securing additional financing and seeking strategic partners that may be interested in the technology.

During November 2007, Sindolor has entered into two additional development agreements with the above mentioned contractor, for the design of two injection devices. The contractor will be entitled to a fee of $65  for each injection device, of which $7.5  will be paid at the beginning of the project; $7.5  will be paid upon the completion of the design work, and the remaining $50  will be paid upon generation, by Sindolor, of revenues and/or investments and/or development budgets related to said injection devices. As of the date of these financial statements Sindolor has paid the contractor $30 for the development of the two devices.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 15 - GRANTS FROM THE ISRAELI OCS

Spring Health Solutions has a liability to pay royalties to the Israeli government as a result of grants received from the Israeli OCS. The liability is based on future sales generated by products which were developed using OCS grants. Spring Health Solutions will not be subject to the liability in the event the OCS funded development project will not yield revenues. As of December 31, 2010 and 2009, it is probable that Spring Health Solutions will be required to pay the above mentioned royalties, and accordingly, with respect to grants received before January 1, 2009 a provision for the repayment of grants in the amount of NIS 3,240 and 3,053 as of December 31, 2009 and 2010 respectively was accounted and, with respect to grants received commencing January 1, 2009 – a financial liability in the amount of NIS 943 and 2,311 as of  December 31, 2009 and 2010 respectively was accounted for the repayment of the grants was accounted for. As of December 31, 2010 and 2009 the total balance of the provision and the financial liability was NIS 5,364 and NIS 4,183, respectively (see also notes 3c and 2p).

According to the terms of the program the OCS is entitled to royalties equal to 3-3.5% of the sales of the product funded, up to the repayment in full of the grants received.

The maximum royalties due to the OCS as of December 31, 2010 is NIS 8,395 (December 31, 2009 NIS 6,700), the amount is linked to the changes in the exchange rate between the US$ and the NIS, and bears annual interest at LIBOR rate.

The allocation of the said liabilities is as follows:

	31 December
	2009	2010
Presented as current liabilities	135	128
Presented as non-current liabilities	4,048	5,236
	4,183	5,364

NOTE 16 - LIABILITY TO NON-CONTROLLING INTERESTS

The Company has a liability for contingent consideration resulting from the acquisition of Spring Health Solutions - see note 5(a). During 2009 Spring Health Solutions commenced sales of its products and the company determined that future payments of royalties are probable. A liability and goodwill of NIS 3,085 have been recorded at 31 December 2009. On, December 23, 2010, the Company issued a total of 151,913 ordinary shares, par value NIS 0.32 per share, to shareholders of Spring Health Solutions Ltd., the Company's subsidiary ("Spring Health Solutions"), in exchange for their shares in Spring Health Solutions. Pursuant to the Company's 2005 initial investment agreement in Spring Health Solutions and various subsequent resolutions of the Company, these shareholders were granted a right to convert their shares of Spring Health Solutions into shares of the Company at a ratio of one Spring Health Solutions share to 2.5 of the Company's ordinary shares. All shareholders of Spring Health Solutions who were entitled to convert their shares into shares of the Company, have now consummated their right to do so. Consequently, the Company holds a 100% of the issued and outstanding share capital of Spring Health Solutions. As a result of the acquisition the Company recorded a reduction in the liability in the amount of 2,617 NIS against non-controlling interests, share capital and share premium and other reserves.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES:

a.	Ordinary shares, share premium and other reserves:

(1)	Composed of ordinary shares of NIS 0. 32 par value, as follows:

	Number of shares (in thousands)
	at December 31
	2009	2010
Authorized	312,500	312,500
Issued and fully paid	7,778	5,384

The shares are quoted on the TASE as well as over the NASDAQ Capital Market, as of December 31, 2010 at NIS 13.74 per ordinary share of NIS 0.32 par value and U.S. $ 3.94 (NIS 13.98) respectively.

The ordinary shares holders are entitled for voting rights, participation in the shareholders meeting, the right for dividends and the right to participate in remaining assets upon liquidation of the Company.

(2)
In the event that the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion

b.	Warrants

In January 2007, the Company issued 468,750 warrants (series 3) exercisable to ordinary shares of the Company over a period of three years, at an exercise price of NIS 22.4 linked to the Israeli CPI per warrant. The said warrants are classified as financial liabilities in the statement of financial position (see also note 2i). During the year ended December 31, 2010, 466,111 warrants (series 3) were exercised into 466,111 ordinary shares of 0.32 par value for a total consideration of NIS 13. On January 12, 2010, the term of the warrants was extended through March 31, 2010. The exercise price for any warrants exercised following January 29, 2010, was amended to NIS 27.84 linked to the Israeli CPI (see note 17c).

During February and March 2010, 466,111 warrants (series 3) were exercised into   466,111 ordinary shares of 0.32 par value for a total consideration of NIS 12,853. Rests the remaining 2,442 warrants (series 3) were expired on March 31, 2010. Until the day of the exercised the liability was NIS 5,075 and it was charged to premium in the day of the exercised.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES:

Following is a summary of the status of the Company's warrants granted:

	Year ended December 31
	2008	2009	2010
	Number of warrants
Outstanding at beginning of year	468,750	468,750	468,553
Changes during the year:
Issued	-	-	-
Expired	-	-	(2,442)
Exercised	-	(197)	(466,111)
Outstanding at end of year	468,750	468,553	-

Based on IAS 32, ‘Financial Instruments: Presentation’ (hereinafter - IAS 32), these warrants were classified as a financial Liability, as their exercise price is not fixed (due to its linkage to the Israeli CPI), and are presented in the statement of financial position within the “Warrants” caption. Pursuant to IAS 39, these warrants were measured at fair value through profit or loss, based on its quoted market price on the Tel-Aviv Stock exchange (hereinafter - TASE). Issuance costs directly attributable to these warrants are immediately charged to the statement of comprehensive loss.

The increase (decrease) in the fair value for the years ended December 31, 2010, 2009 and 2008 was NIS 2,469,  NIS (244), and NIS (7,950), respectively, and was charged to the statement of comprehensive loss within "Fair value losses (gains) on warrants and options at fair value through profit or loss" (see also note 2i).

c.	Changes in Company's equity

Following is a description with respect of issuance of ordinary shares and warrants  classified as an equity instrument during the three years ended December 31, 2010:

(1)
During May and June 2008 the Company issued 74,631 units under a subscription agreement for a total consideration of NIS 4,131. Each unit consisted of 2 ordinary shares of the Company and one warrant which entitled the holder to purchase 32 ordinary share of the Company through April 30, 2010 at an exercise price of NIS 27.68. These warrants are classified as an equity instrument in the statements of financial position. Issuance costs with respect of the said agreement amounted to NIS 78.

Additional 38,297 units were issued under the subscription agreement to a holder of 2,100,000 convertible debentures with a carrying amount of NIS 2,137, for a total consideration equal to the amount owed to the said holder in connection with the convertible debentures (see also note 11c).

Total consideration, net of issuance costs, was allocated between the ordinary shares and the said warrants based on their relative fair value.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(2)
In July 2008 the Company entered into agreements with certain shareholders in Spring Health Solutions, pursuant to which the Company will purchase shares of Spring Health Solutions in exchange for 92,685 ordinary shares of the Company. The exchange ratio was set at 1 share of Spring Health Solutions in exchange for 1.875 shares of the Company (see also note 5a).

(3)
During 2008 warrants classified as an equity instrument were exercised for a total consideration of NIS 77. Furthermore, During June and July 2008, 6,599,920 par value Series A convertible debentures with a carrying amount of NIS 6,715 were converted into 217,103 shares of the Company (see also note 11c).

(4)	During 2009, as part of several public offerings, the Company issued 337,500 ordinary shares 0.32 par value for a total consideration of NIS 8,792.

As consideration for consulting services provided by an external advisor with respect of the said fund raising, the Company paid NIS 400 and issued warrants to purchase 22,500 ordinary shares 0.32 par value, exercisable for two years, at an exercise price of NIS 0.32 per share. During November 2009, all warrants were exercised. The total fair value of these consulting services was estimated as NIS 1,005 and was offset from share premium.

(5)
During 2009, as part of several private placements, the Company issued 527,187 ordinary shares NIS 0.32 par value and 158,156 warrants (series 12) to purchase 158,159 ordinary shares NIS 0.01 par value at an exercise price of NIS 30.4, for a total consideration of NIS 16,027.

These warrants are classified as an equity instrument in the statements of financial position. Total consideration was allocated between the ordinary shares and the said warrants based on their relative fair value.

In November 2009, the Company entered into a consulting agreement with a third party consultant, pursuant to which, the consultant was to provide assistance in securing capital raises, in consideration for NIS 1,800. These issuance costs with respect to one private placements, in which the Company issued 527,187 ordinary shares NIS 0.32 par value and warrants were allocated between the warrants and the ordinary shares based on their relative fair value.

(6)	During 2009 warrants classified as an equity instrument were exercised for a total consideration of NIS 20.

(7)	On January 17, 2010, an Israeli district court has approved the extension of the term of certain warrants (series 3) granted by the Company, from January 29, 2010 through March 31, 2010.

(8)	In February 2010, a former senior employee of the Group exercised 159,673 Company warrants into 159,673 shares in consideration for NIS 51.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(9)
In December 2010, the remaining founding shareholders of Spring Health Solutions exercised their options to exchange their holdings in Spring Health Solutions for 151,913 shares in the Company and 13,920 of the Company share option. (see note 5a).

(10)	During February and March 2010, 61,240 warrants were exercised into 61,240 ordinary shares of 0.32 par value for a total consideration of NIS 1,687.

(11)	During April 2010, 53,250 warrants were exercised into 53,250 ordinary shares of 0.32 par value for a total consideration of NIS 1,474.

(12)
On April 7, 2010, the general assembly of the shareholders of the Company has approved a 32-for-one reverse stock split by way of consolidation of every 32 ordinary shares into one share and, accordingly, all shares, options, warrants and losses per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. No fractional ordinary shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of ordinary shares.

(13)
In August, 2010 as part of the US IPO, the Company issued 1,500,906 ordinary shares par value NIS 0.32. The IPO price of the Company's ordinary shares was U.S. $ 7.00 per ordinary share. As part of the IPO the Company recognized in the share Premium and other reserves NIS 28,613 net, of NIS 7,262 issuance and distribution expenses that were attributed to the said IPO. In addition, in the course of the said IPO, the IPO underwriters were granted with warrants with fair value of NIS 996. (see note 17d(6)).

d.	Share based payment:

(1)
In August 2007, the Board of Directors of the Company approved the grant, for no consideration, of 21,875 warrants (unregistered series F) to purchase 21,875 ordinary Shares 0.32 par value of the Company at an exercise price of at NIS 16.96, to a service provider of Spring Health Solutions.

During the year ended December 31, 2007, the Company recognized expenses related to the services received amounting to NIS 198, based on the fair value of these services.

(2)
On December 30, 2007, the Board of Directors of the Company approved the grant, for no consideration, of 50,938 warrants to purchase 50,938 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 0.32, to a former senior employee of Spring Health Solutions and G Sence. The said warrants were granted on March 24, 2008. The warrants were held by a trustee and delivered to the said former employee upon the receipt of an FDA approval for the marketing of a multi-use pump developed by Spring Health Solutions. during the year ended December 31, 2008.

The fair value of each warrant was estimated as NIS 31.04, using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price of NIS 31.296, dividend yield of 0%; expected volatility of 53% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5%; and expected life until exercise of 5 years.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

During the year ended December 31, 2008, the Company recognized expenses related to these warrants in an amount of NIS 1,581.

In February 2010 all of the said warrants were exercised.

(3)
In August 2009, the Board of Directors of the Company approved the grant, for no consideration, of 120,348 warrants to purchase 120,348 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years at NIS 32.864, to the CEO. The warrants will vest in 43 installments, whereby the first installment of 1/8 of all warrants will vest following six months of the employment and the remaining portion will vest over 42 equal monthly installments thereafter.

The fair value of each of these warrants on the date of the grant was estimated as NIS 30.048 using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price at the grant date of NIS 36.224, dividend yield of 0%; expected volatility of 74.25% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.49%; and expected life until exercise of 10 years.

During the years ended December 31, 2010 and 2009, the Company recognized expenses related to these warrants in an amount of NIS 907 and 1,598 respectively.

(4)
In November 2009, the Board of Directors of the Company approved the grant, for no consideration, of 46,875 warrants to purchase 46,875 ordinary shares 0.32 par value of the Company, exercisable for a period of 10 years to 3 , officers (15,625 each). The exercise price for 15,625 of the warrants is NIS 32.4736 and for the remaining of the warrants (31,125) is NIS 32.864.

The warrants will vest according to the following schedule:

-	For 2 of the officers: 1/6 will vest following the completion of the first six months of employment and the remaining 5/6 will vest in equal quarterly installments over 30 months thereafter.
-
For 1 officer: 1/3 will vest following the completion of the first twelve months of employment (already vested upon grant) and the remaining 2/3 will vest in equal quarterly installments over 24 months thereafter.

The average fair value of each of these warrants on the date of the grant, was NIS 24.64 calculated using the Black & Scholes option-pricing valuation model and was based on the following assumptions: share price on the grant date of NIS 30.24, dividend yield of 0%; expected volatility of 74% (based on the historical volatility of the Company and similar entities); annual risk-free interest rate of 5.5%; and expected life until exercise of 10 years.

During the years ended December 31, 2010 and 2009, the Company recognized expenses related to these warrants in an amount of NIS 370 and NIS 343 respectively. In October, 2010 the Board of Directors of the company decided to extend the vesting period of 2 of the officers from 36 months to 48 months.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 17 - EQUITY AND WARRANTS FOR SHARES (continued):

(5)
In August , 2010 as part of the US IPO, the Company have granted the underwriter 75,045 warrants to purchase  75,045 ordinary shares NIS 0.32 par value. The warrants have an exercise price equal to 125% of the IPO pricing (US$ 8.75)  to be exercised from twelve months after the completion of the IPO until sixty months after the IPO.

(6)
In October, 2010 the Company's board of directors granted a total of 352,725 options to purchase the Company's ordinary shares NIS 0.32 par value, under the Company's 2005 option plan. The warrants were granted to various executive officers, directors,  managers, other employees and consultants of the company. The  warrants vesting  period is  4 years commencing on October 26, 2010. The warrants granted to Israeli employees/consultants have an exercise price of NIS 25.33 per share, while options granted to non-Israeli employees/consultants have an exercise price of 7$ per share. On the same month the Company's board of directors granted additional 28,350 warrants to purchase the Company's ordinary shares under the same conditions, to an American consultant of the Company out of 15,625 warrants at an exercise price per share of U.S. $ 8.88 and 12,725 warrants at an exercise price per share of U.S. $ 7.00.

(7)	In December 2010, the remaining founding shareholders of Spring Health Solutions exchanged their 13,920 options in Spring Health Solutions for 13,920 options of the Company . (see note 5a).

(8)	Movements in the number of warrants granted to employees and service providers to purchase ordinary shares of the Company, as well as the weighted average of exercise prices are as follows:

	2008		2009		2010
	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants	Weighted average exercise price in NIS per share	Number of warrants
Outstanding at January 1,	8.32	257,953	7.36	301,600	17.6	438,049
Granted	0.32	50,938	29.12	189,723	25.61	470,040
Forfeited				-	11.07	12,329
Expired	16.96	2,760	-	-	-	-
Exercised	16.96	4,531	0.32	53,274	0.53	161,236
Outstanding at December 31,	7.36	301,600	17.6	438,049	26.52	734,524
Exercisable at December 31,	7.63	273,849	8.96	258,795	24.07	168,338

The warrants program is in accordance with section 102 of the Israeli Tax Ordinance. In accordance with the elected approach the Group is not allowed to deduct, for tax purposes, any expense related to warrants granted to employees, including such expenses considered remuneration expense due to warrant granted, except for certain employment benefit, if existed, that was determined upon grant date.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 18 - COST OF SALES:

	Year ended December 31
	2008	2009	2010

Materials used	-	155	2,485
Salaries and related expenses	-	433	4,775
Compensation costs in respect of warrants granted to employees	-	-	66
Depreciation and amortization	-	15	159
Lease and maintenance	-	-	117
Travel	-	-	89
Participation in distributer expenses	-	-	769
Other manufacturing expense	-	54	625
	-	657	9,085

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	4,124	5,154	4,124
Compensation costs in respect of warrants granted to employees	1,888	180	408
Vehicles maintenance	575	780	364
Materials and sub-contractors	8,283	6,292	8,178
Lease and maintenance	526	639	392
Depreciation and amortization	246	362	338
Costs for registration of patents	286	512	559
Travel	269	66	107
Shipments	147	239	5
Other	-	-	105
	16,344	14,224	14,580
Less OCS grants	(1,686)	(1,031)	(480)
	14,658	13,193	14,100

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 20 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2008	2009	2010

Salaries and related expenses	-	280	1,215
Compensation costs in respect of warrants granted to employees	-	-	27
Travel	-	181	452
Exhibitions	-	143	398
Advertising		-	169
Doubtful debt	-	-	331
Other		94	370
	-	698	2,962

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	1,278	1,955	3,862
Compensation costs in respect of warrants granted to employees	42	1,538	2,397
Professional services	527	712	2,384
Depreciation	15	15	165
Communication	155	241	278
Office and related expenses	389	420	905
Travel expenses	186	153	211
Directors Fees	*190	*409	854
Other	*263	*120	309
	3,045	5,563	11,365

*Reclassified

NOTE 22 - OTHER EXPENSES (INCOME), NET:

	Year ended December 31
	2008	2009	2010
Royalties due to the Israeli OCS	3,193	(1,214)	(867)
Issuance costs	-	151	-
Costs related to the listing of shares of a subsidiary	-	349	-
	3,193	(714)	(867)

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 23a - FINANCE INCOME:

	Year ended December 31
	2008	2009	2010
Interest income on short term bankdeposits	(870)	(86)	(270)
Interest income on restricted deposit	(165)	(1)	(12)
Gains from exchange rates		(156)	(5)
	(1,035)	(243)	(287)

NOTE 23b - FINANCE EXPENSE:

	Year ended December 31
	2008	2009	2010
Depreciation of discount due toconvertible debentures	828	-	-
Loss on exchange rate differences on cash and cash equivalents	457	-	1,680
Provision for OCS and Royalties to non- controlling interests	-	406	514
Other	2	67	88
	1,287	473	2,282

NOTE 24 - TAXES ON INCOME:

a.	Corporate tax in Israel:

1)
Commencing on fiscal year 2008, the results of the Company and its subsidiaries are accounted for, for tax purposes, at nominal values. Until the end of fiscal year 2007, the results for tax purposes were measured in real terms, adjusted for the changes in the Israeli CPI, based on the Inflationary Adjustments Law (1985).

2)	Tax rates

The income of the Company is taxed at the regular tax rate. In accordance with the Law for the Amendment of the Israeli Tax ordinance (2005) issued in August 2005, a gradual decrease in the corporate tax rates was enacted. As a result, the corporate tax rates for 2007 and thereafter are as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter-25%.

On July 14, 2009 The Israeli Parliament has approved the Israel Economic Efficiency Law (Legislation amendments for applying the economic plan for 2009 and 2010), 2009 (hereinafter “the 2009 amendment”) according to which the corporate tax rates were further reduced as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%  and for 2016 and thereafter-18%.

b.	Losses for tax purposes carried forward to future years

As of December 31, 2010 carry forward tax losses for the Company and the Group amounted to NIS 32,274 and NIS 109,350, respectively (2009: NIS 30,278 and NIS 62,623, respectively). In addition the Company has a capital loss for tax purposes in the amount of NIS 38,950 (2009 NIS 46,158).

Deferred tax assets are recognized for loss carry forward for tax purposes only to the extent that future utilization of the related tax benefit against taxable income is probable.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

The Group has only recently begun sales operations and the research and development expenses are still significant, thus, it is not probable that taxable profits will be generated in the, foreseeable future.

Accordingly, the Group recognized deferred income tax assets only for the temporary differences that could be utilized and not losses carry forward, as currently it is not probable that carry forward will be utilized in the foreseeable future.

c.	Tax assessments

The Company and its subsidiaries(except for its subsidiary NextGen Biomed Ltd. that received finalized tax assumption until the year ended 2005) have not received finalized tax assessments from their incorporation through December 31, 2010.Tax assessments filed by the Company and its subsidiaries through the year ended 2004 are considered to be final (subject to the dates of filing and the limitation period according to the law).

d.	Taxes on income included in the statement of comprehensive loss

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 24a above) and the actual tax expense reported in the statements of comprehensive loss:

	Year ending December 31
	2008	2009	2010
Loss before taxes on income, as reported	13,198	19,015	45,894
Theoretical tax benefit	(3,563)	(4,945)	(11,473)
Deduct:
Non-deductible expenses (non-taxable income) - net	(1,642)	312	1,538
Temporary differences for which no deferred tax assets were recorded	6,077	5,507	11,362
Prior year expense utilised during the year	(872)	(874)	(1,427)
Tax benefits	-,-	-,-	-,-

e.	Effect of adoption of IFRS on the tax liability

As indicated in note 2a, as of January 1, 2008 the Company is preparing its financial statements in accordance with IFRS.

As further indicated in said note, IFRS standards are different than accounting principles generally accepted in Israel, as such preparation of financial statements in accordance to IFRS may result in material differences from such financial statements prepared in accordance with accounting principles generally accepted in Israel.

In accordance with Amendment to the Israeli Tax ordinance (No. 174-temporary order relating to tax years 2009, 2008 and 2007), 2010, which was adopted by the Israeli Parliament on January 25, 2010, and was formerly issued on February 4, 2010 (“the Tax Amendment”), IFRS standards will not be used for determining the taxable income for the tax years: 2009. 2008 and 2007, even if such standards were used to prepare the financial statements related to the said years.

On January 18, 2011 the Income Tax Authority announced its intention of expending the said temporary order to tax year 2010.

The Tax Amendment had no material affect these financial statements.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 24 - TAXES ON INCOME (continued):

f.	Deferred taxes:

	In respect of in process R&D from business	In respect of carry forward tax forward tax losses and deduction
	combination	(see b. above)	Total
Balance at January 1, 2008	723	(723)	-
Changes in 2008:
Addition of deferred taxes in respect of
in process research and development from business combination (see note 10)	-	-	-
Balance at December 31, 2009, and 2008	723	(723)	-
Reduction of deferred taxes in respect of
in process research and development from business combination (see note 10)	(158)	158
Balance at December 31, 2010	565	(565)	-

NOTE 25 - LOSS PER SHARE

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of the issued and outstanding ordinary shares during the year.

	Year ended December 31
	2008	2009	2010
Loss attributable to equity holders of the company	10,040	18,435	42,726
Weighted average number of ordinary shares issued (in thousands)	4,174	4,742	6,582
Basic loss per share	2.41	3.89	6.49

Diluted loss per share is equal to the basic loss per share as the inclusion of diluted shares will have a non dilutive effect on the loss per share.

NOTE 26 - EXPENSES RELATED TO EMPLOYEES BENEFITS:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	5,119	7,401	13,442
Social security	179	286	534
Compensation costs in respect of warrants granted to employees	1,930	1,718	2,898
Severance expenses - defined benefit plan	104	135	71
	7,332	9,540	16,945

Average Number of employees during the year	33	44	70

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

"Related parties" - as defined in IAS 24 - "Related Party Disclosures" ("IAS 24"). Related parties include senior employees, directors and companies controlled by the Company's shareholders.

a.	Transactions with interested parties and related parties

	Year ended December 31
	2008	2009	2010
Costs sharing - net , see note d below	333	382	291
Directors compensation (2010 -
7 directors, 2009 - 3 and 2008 - 2 directors)	90	169	162
Subsidiary's director's compensation	-	-	171
Salaries and related expense for related parties
employed by the Company	410	476	521

During 2010, 161,236 warrants were exercised by a senior employee of the Group and during 2009, 30,774 warrants were exercised by a senior employee of the Group for total consideration of 86 and 10 NIS respectively.

b.	Balances with interested parties and related parties

	Year ended December 31
	2008	2009	2010
Trade and other receivables - currentmaturities of loan granted		50	-
Non-current financial assets - loan granted		157	-
Trade and other payables - Accrued expenses	(60)	(20)	(189)

c.	Key management compensation:

Key management includes directors (executive and non-executive), and senior managers in the Company and its subsidiaries. The compensation paid or payable to key management for employee services is shown below:

	Year ended December 31
	2008	2009	2010
Salaries and related expenses	1,184	2,025	4,350
Stock based compensation	1,645	1,411	2,315
	2,829	3,436	6,665

As for warrants granted to key management employees see notes 17d.

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

d.	Costs sharing agreement between companies with common control

The Company  share office is in Ramat-Gan, Israel with Bio-Cell Ltd., or Bio-Cell, Biomedix Incubator Ltd., or Biomedix  and ATI Ashkelon technological industries (all four under common control). This facility, totaling in approximately 240 square meters, was initially leased by the Company but the Company have assigned the lease agreement to Bio-Cell. Nevertheless, under an agreement among the Company, Bio-Cell and, Biomedix , the expenses of this lease, including the rent and maintenance expenses, are equally shared by the Company, Bio-Cell, Biomedix and ATI. The initial four-year term of the lease agreement ended in July 2009, the agreement has been automatically extended twice pursuant to a provision that provides for three automatic one-year extensions unless the lessee submits a written notice of its desire not to extend the lease at least 120-days prior to the end of the then-current term.

e.	Executive bonus plan

In September 2007, following the approval of the Company's audit committee and the board of directors in July 2007, the Company's shareholders approved a bonus plan for three of the Company's directors, Meni Mor, Eyal Sheratzky and Zeev Bronfeld. The bonus plan (valid until September 2012),  provided that each of these directors is entitled to receive warrants to purchase the Company's ordinary shares in the event of a public offering (including a merger or an acquisition) of any of the Company's subsidiaries, Spring Health Solutions Ltd., G Sense Ltd. and Spring Set-Solutions Ltd., such that the number of warrants to which they are entitled will depend on whether the valuation on which the public offering is based is US$150 million, US$250 million or US$400 million. In the event of a public offering, the amount raised must be at least US$30 million. The warrants granted will be fully vested and exercisable for a period of three years at an exercise price of NIS 31.57 (US$8.90) per warrant. In the event of a sale of any of the said subsidiaries, each of Messrs. Mor, Sheratzky and Bronfeld will be entitled to a cash bonus calculated as a percentage of the proceeds from the sale. The entitlement is valid for any of the abovementioned transactions taking place during a term of five years from the date of approval of the Company's board of directors (i.e., until July 2012) and provided that at the relevant time they served as directors on the Company's board of directors.

f.	Appointment of CEO

On September 1, 2009, the Company’s CEO was appointed as the Chairman of the Board of Directors, and a new CEO was appointed, the terms of employment of the new CEO are as follows:

1)	Term of employment - 4 years.

2)
Through December 31, 2010, the CEO will be entitled to an annual bonus in an amount equal to four monthly salaries, in the event that the Company's sales will exceed $2 million. Thereafter the CEO will be entitled to an annual bonus of 5% of the operating profit.

3)
Upon the termination of the agreement during the first year of employment, apart from termination due to default by the CEO, the Company will pay the CEO an amount equal to two monthly salaries less any severance pay funds accumulated for him in the insurance policy opened for his benefit. Upon termination of the agreement as above during the second, third and fourth year, the Company will pay the CEO an amount equal to three monthly salaries less any severance pay funds accumulated in said insurance policy.

4)	The Company issued the CEO 120,348 warrants to purchase 120,348 shares of common stock NIS 0.32 par value (see note 17n).

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 27 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

The Company granted the CEO a NIS 200 loan linked to the CPI and bears interest of 4% per annum. The loan will be repaid in four equal annual installments of principal and interest. The loan was fully repaid by the CEO in March, 2010.

g.	Director’s engagement agreement

Pursuant to an engagement agreement with one of its directors, who is a related party, Sindolor is obligated to pay a NIS 20, monthly fee, to the director. The engagement can be terminated at any time with a 30 days written notice. Starting January , 2011 the Company is obligated to the said engagement.

h.	Chairman of the board of directors consideration

On September 22, 2009 the Company entered into an independent contractor agreement with the chairman of the board of directors in consideration for the monthly sum of NIS 20,000, linked to the Israeli CPI. The agreement is effective as of September 22, 2009 and continues for a term of five years and may be terminated by either party by furnishing the other party a sixty days prior written notice. In addition, the chairman is entitled to reimbursement of expenses up to the monthly sum of NIS 3 .

NOTE 28 - SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by part of the Group's management and senior functionaries ("Group Management") that ordinarily makes strategic decisions. The Group Management considers the business from products perspective. The Company's chief operating decision-maker is the Company's Chief Executive officer.

The Group has two main segments of operations: Insulin pumps and related products and pain alleviation products. These operating segments consist the basis under which the Group reports on its segment information.

The group operations are concentrated in Israel while its sales are being made abroad.

The segment information provided to the Group Management for the reportable segments for the years ended December 31, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total
Revenue from external customers	1,264		1,264		1,264
Operating loss (includes
registration costs)	(27,528)	(7,659)	(35,187)	5,333	(29,854)
Segment assets	34,324	7,383	41,707		41,707

Other information:

Depreciation and
amortization	(639)	(6)	(645)	-	(645)
Purchase of property and
equipment	(2,210)	-	(2,210)	-	(2,210)
Registration costs	-	(5,333)	5,333	(5,333)	-

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 28 - SEGMENT INFORMATION (continued):

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2009 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total	Eliminations	Total

Revenue from external
customers	368		368		368
Operating loss	(13,689)	(1,639)	(15,328)	400	(14,928)
Segment assets	17,551	3,513	21,064		21,064

The segment information provided to the strategic steering committee for the reportable segments for the year ended December 31, 2008 was as follows:

	Insulin pumps and related products	Pain alleviation products	Total

Operating loss	(16,701)	(2,792)	(19,493)
Segment assets	22,781	5,033	27,814

Adjustment between operating loss for reported segments and total comprehensive loss for reported years:

	Year ended December 31
	2008	2009	2010
Operating loss for reported
segments (includes registration costs)	19,493	14,928	29,854
G&A expenses that did not ascribed to
Segments	1,403	3,601	5,527
Other expenses that did not ascribed to
Segments	-	500	-
Operating loss	20,896	19,029	35,381
Registration costs	-	-	6,049
Finance income	(1,035)	(243)	(287)
Fair value losses (gains) on warrants at fair
value through profit or loss	(7,950)	(244)	2,469
Finance costs	1,287	473	2,282
Total Comprehensive Loss	13,198	19,015	45,894

D MEDICAL INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
The amounts are presented in NIS in thousands except share and per share data

NOTE 28 - SEGMENT INFORMATION (continued):
Adjustment between total assets for reported segments and total assets for the group:

	Year ended December 31
	2009	2010
Reported segment assets	21,064	41,707
Assets that did not ascribed to segments
Cash and Cash equivalents	21,766	18,966
Other assets	335	914
Total assets in the statement of financial position	43,165	61,587

NOTE 29 - EVENTS AFTER THE END OF THE REPORTING PERIOD:

On April 17, 2011 the Company announced that it has signed a US$ 10 Million standby equity purchase agreement ("SEDA") with YA Global Investment L.P., a fund managed by Yorkville Advisors, LLC.(hereunder after "YA") over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the "SEDA" the Company would be able to sell, and YA would be obligated to buy, up to US$500,000 of the Company's ordinary shares in any ten-day period. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period. Under the SEDA, the Company undertook to pay YA a commitment fee of 2%.